[Missing Graphic Reference]	Douglas Scully Vice President, Corporate Counsel
Pruco Life Insurance Company One Corporate Drive, Shelton CT 06612 Tel 203-925-6960 douglas.scully@prudential.com

October 6, 2015

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Pruco Life Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company (“Depositor”)
Registration Statement on Form N-4 (File No. 333-184890)

Pruco Life of New Jersey Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company of New Jersey (“Depositor”)
Registration Statement on Form N-4 (File No. 333-184891)

Dear Ms. Samuel:

The purpose of this correspondence is to respond to Staff comments received orally on August 31, 2015.  The Staff’s comments (with specific page number references) relate to the prospectus that was filed for Pruco Life’s Prudential Premier Series (File No. 333-184890) in Post-Effective Amendment No. 7 to the N-4 registration statement.  Also, we are responding to these comments with the understanding that the same comments apply, as applicable, to the other Registration Statement Amendments (referenced above) filed on July 17, 2015.

Upon satisfaction of our revisions and/or further comment, we plan to file Post-Effective Amendment No. 9 for each Registration Statement that will include exhibits, financial statements with a consent of our independent auditor.

The Staff’s comments and our proposed responses are below.

1.	Comment:

Cover

Add disclosure this new option will be available with Annuities sold on and after November 23, 2015 to the cover and Statement of Additional Information (“SAI”).

Response:

We added the caption on the prospectus cover indicating this new option will be available with Annuities issued on and after November 23, 2015. We will make the same change to the SAI.

2.	Comment:

Table of Contents

Make sure that all page number references in the Table of Contents are correct.

Response:

We have confirmed that the page number references in the Table of Contents are correct.

3.	Comment:

Table of Contents

Clarify the subheading “Tax Efficient Annuity Benefit Payout Option Charges” so that it is clear there is no charge for the option.

Response:

We have changed the subheading to “Impact of Tax Efficient Annuity Benefit Payout Option on Contract Fees and Charges.”

4.	Comment:

Glossary of Terms (Page 3)

Please move the first two sentences of the “Tax Efficient Annuity Benefit Payout Option” definition from the Glossary of Terms to the Summary. Please also make clear that the benefit must be elected at issue.

Response:

We have revised the definition of “Tax Efficient Annuity Benefit Payout Option” as follows.

Tax Efficient Annuity Benefit Payout Option: This is a form of variable payout option that is only available on non-qualified contracts in which you elect to receive payments for a certain period of time. The amount of the Tax Efficient Annuity Payments is not guaranteed and may change from one Benefit Year to the next. Tax Efficient Annuity Payments are subject to any applicable CDSC.

In addition, we have added revised disclosure related to the Tax Efficient Annuity Benefit Payout Option in the Summary as provided below.

For non-qualified Annuities issued without an optional living benefit, you can elect the Tax Efficient Annuity Benefit Payout Option, an alternative annuity payout option under which you will receive annuity payments periodically over a specified period of time if your contract is issued with the Tax Efficient Annuity Benefit Payout Option Endorsement. Under this option, you retain the right to take partial withdrawals or fully surrender the Annuity, subject to limitations and restrictions described in the “Tax Efficient Annuity Benefit Payout Option” section of this Prospectus. The Tax Efficient Annuity Benefit Payout Option Endorsement must be elected at the time you purchase the Annuity and is not available if you purchased the Annuity before November 23, 2015. No additional fee or charge applies if you elect this option.

5.	Comment:

Summary of Contract Fees and Charges (Page 4)

The fee table must include all fees regardless of the version of the contract.

Response:

We have confirmed that the fee table includes all fees. The product described in this Prospectus is sold exclusively through Edward Jones and does not offer multiple classes.

6.	Comment:

Summary of Contract Fees and Charges (Page 4)

Under the “Periodic Fees and Charges” title, add the basis for calculating the fees and charges.

Response:

The two Periodic Fees and Charges are calculated differently. As a result, we added “(assessed annually as a percentage of Unadjusted Account Value)” under “Annual Maintenance Fee” and “(assessed quarterly on Purchase Payments subject to a CDSC)” under “Premium Based Charge.”

7.	Comment:

Summary of Contract Fees and Charges (Page 4)

Under the “Periodic Fees and Charges,” the table must contain only the Annual Equivalent of Premium Based Charge Percentage. The quarterly Premium Based Charge Percentage may be included in a footnote.

Response:

We have made the requested change to the “Periodic Fees and Charges” table.

8.	Comment:

Summary of Contract Fees and Charges (Page 4-5)

Review footnotes to determine if some can be moved to the “Fees and Charges” section of the prospectus, with a cross reference to that section.

Response:

We have reviewed the footnotes in “Summary of Contract Fees and Charges” and have moved seven of the nine footnotes to the “Fees and Charges” section. The beginning of this section states, “The following tables describe the fees and expenses you will pay when buying, owning and surrendering the Annuity. Important additional information about these fees and expenses is contained in “Fees, Charges and Deductions” later in this prospectus.”

9.	Comment:

Expense Examples (Page 11)

For the “Expense Example, If An Optional Living Benefit Is Elected,” confirm that the expense example reflects only those investments options available if an optional living benefit is elected.

Response:

We have confirmed that the expense example reflects only those investments options available if an optional living benefit is elected

10.	Comment:

Summary (Page 14)

Revise the disclosure to clarify that the Tax Efficient Annuity Benefit Payout Option is only available if the contract contains the Tax Efficient Annuity Benefit Payout Option Endorsement.

Response:

We have revised the disclosure as follows:

For non-qualified Annuities issued without an optional living benefit, you can elect the Tax Efficient Annuity Benefit Payout Option, an alternative annuity payout option under which you will receive annuity payments periodically over a specified period of time if your contract is issued with the Tax Efficient Annuity Benefit Payout Option Endorsement. Under this option, you retain the right to take partial withdrawals or fully surrender the Annuity, subject to limitations and restrictions described in the “Tax Efficient Annuity Benefit Payout Option” section of this Prospectus. The Tax Efficient Annuity Benefit Payout Option Endorsement must be elected at the time you purchase the Annuity and is not available if you purchased the Annuity before November 23, 2015. No additional fee or charge applies if you elect this option.

11.	Comment:

Investment Options (Page 17)

Clarify the meaning of the following sentence: “In addition, we may consider the potential risk to us of offering a Portfolio in light of the benefits provided by the Annuity.”

Response:

We have revised the sentence as follows, “In addition, we may consider whether the Portfolio’s objectives and investment strategy create additional risk to us in light of the guaranteed benefits provided by the Annuity.”

12.	Comment:

Purchasing Your Annuity (Page 34) and Optional Living Benefits (Page 60)

Reconcile the two provisions regarding additional purchase payments.

Response:

The provision on page 34 applies if you do not elect an optional living benefit. As such, we have revised the disclosure in “Purchasing Your Annuity” as follows:

Currently, you may make additional Purchase Payments, provided that the payment is at least $100 (we impose a $50 minimum for electron funds transfers (“EFT”) purchases. We may amend this Purchase Payment minimum, and /or limit the Investment Options to which you may direct Purchase Payments. Purchase Payments are not permitted after the Account Value is reduced to zero. If you elect an optional living benefit or the Tax Efficient Annuity Benefit Payout Option, additional limitations on subsequent Purchase Payments apply. Please see “Optional Living Benefits” and “Tax Efficient Annuity Benefit Payout Options.”

13.	Comment:

Annuity Options (Page 50)

Pursuant to Guide 12 of Form N-4, the Prospectus must indicate the default annuity option if none is selected by the contract owner. The default annuity option may be a fixed annuity if the only options available under the variable annuity contract are fixed annuities. The Tax Efficient Annuity Benefit Payout Option, however, is a variable option.  Please explain how the Company complies with this requirement.

Response:

The only payout options available to, and appropriate for, all contract owners are the fixed payout options.  The Company has therefore determined (and disclosed) that the life income option with a period certain will serve as the default annuity option.  Although the Tax Efficient Annuity Benefit Payout Option is variable, the Company does not believe that it is an appropriate default annuity option.  In particular, the option is only available to and appropriate for a non-qualified contract owner who has gain in his or her contract as of the annuity date.  Even for such a contract owner, the option may not be appropriate.  As stated in the prospectus, the option “may” be appropriate but only should be selected after consultation with the owner’s financial professional and tax advisor  In these circumstances, the Company does not believe that contract owners would be served by setting as a default the Tax Efficient Annuity Benefit Option.  The option is a new annuity option not contemplated at the time that the Guide was drafted.  In our view, the Guide should be viewed as setting forth a principle, based on the redeemability provisions of the 1940 Act, that all other things being equal, a contract owner should continue in a variable investment option even after the annuity date.  Here, all things are not equal.  This is not a situation where the Company offers two versions of a life income option with a period certain – a fixed version and a variable version.  In that case, a default to the variable version may be appropriate under the Guide.  Here, the only variable option is available to and suitable for only a subset of contract owners, and that subset is not determinable as part of a default option.  We therefore believe that the proposed default is consistent with the best interests of contract owners and the Guide.

14.	Comment:

Tax Efficient Annuity Benefit Payout Option (Page 52)

Please include a discussion of the prior version of the contract

Response:

The disclosure immediately following the section title has been revised as follows:

This option is only available: (a) at the time your Annuity is issued; (b) for non-qualified annuities; (c) if you have not elected any optional living benefit; and (d) if your application signed date is on or after November 23, 2015.

If you purchased your Annuity prior to November 23, 2015, the Tax Efficient Annuity Benefit Payout Option is not available with your Annuity. You should disregard this section and all references to “Tax Efficient Annuity Benefit Payout Option” throughout this Prospectus.

15.	Comment:

Tax Efficient Annuity Benefit Payout Option (Page 52)

Please improve the clarity of this section generally, including the explanation of the amount that exceeds cost basis and the impact of the Beneficiary Variable Payout Option on the death benefit, including when it may be more advantageous for a beneficiary to select this option.

Response:

We have revised the disclosure to improve clarity. Please see the applicable Prospectus pages following this letter.

16.	Comment:

Optional Living Benefits (Page 58)

Revise the disclosure to indicate that the Prospectus will be amended if optional living benefits are no longer offered.

Response:

The disclosure has been revised to include the following sentence:

If we decide to stop offering optional living benefits in connection with the Annuity, we will first amend this Prospectus.

17.	Comment:

Optional Living Benefits (Page 60)

Please make it clear that the following sentence refers to termination of the benefit by the contract owner, “If a previously elected optional living benefit is terminated, you will be able to allocate your Account Value to any of the Sub-accounts listed under “Portfolios Available If An Optional Living Benefit Is Not Elected” in “Investment Options” earlier in this prospectus.

Response:

The sentence has been revised as follows: “If you terminate a previously elected optional living benefit, you will be able to allocate your Account Value to any of the Sub-accounts listed under “Portfolios Available If An Optional Living Benefit Is Not Elected” in “Investment Options” earlier in this prospectus.”

18.	Comment:

Please provide additional clarity regarding contract owners who purchased prior to April 27, 2014.

Response:

There is no material change in disclosure necessary regarding contract owners who purchased prior to April 27, 2014 because all owners who purchased before November 23, 2015 will have had the ability to purchase the same Annuity. Those who purchase an Annuity after November 23, 2015 will have the ability to elect a new payout option.

19.	Comment:

Other Information (Page 105)

If the investment options are changed, explain what will happen to contract owners then invested in those options.

Response:

We believe the current prospectus disclosure sufficiently addresses this point. It provides the following:

We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying mutual fund is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with guidance provided by the SEC or its staff (or after obtaining an order from the SEC, if required). We reserve the right to substitute underlying Portfolios, as allowed by applicable law. If we make a fund substitution or change, we may change the Annuity contract to reflect the substitution or change. We do not control the underlying mutual funds, so we cannot guarantee that any of those funds will always be available.

Please call me at (203) 925-6960 if you have any questions.

                         Sincerely,

           Pruco Life Insurance Company

         By:  /s/ Douglas Scully
     Douglas Scully
     Vice President, Corporate Counsel

PRUCO LIFE INSURANCE COMPANY
A Prudential Financial Company
751 Broad Street, Newark, NJ 07102-3777

PRUDENTIAL PREMIER® RETIREMENT VARIABLE ANNUITY

Flexible Premium Deferred Annuity Offering Highest Daily Lifetime® Income v3.0 Optional Living Benefits
PROSPECTUS: November 23, 2015
(For Annuities issued on or after November 23, 2015)
This prospectus describes a flexible premium deferred annuity contract (“Annuity”) offered by Pruco Life Insurance Company (“Pruco Life”, “we”, “our”, or “us”). The Annuity has features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity. The annuity or certain of its investment options and/or features may not be available in all states. Financial Professionals may be compensated for the sale of the Annuity. Selling broker-dealer firms through which each Annuity is sold may not make available or may not recommend all the Annuities and/or benefits described in this prospectus. In addition, selling broker-dealer firms may decline to recommend to customers certain of the optional features and Investment Options offered generally under the Annuity or may impose restrictions (e.g., a lower maximum issue age for certain Annuities and/or optional living benefits). Please speak to your Financial Professional for further details. The guarantees provided by the variable annuity contract and the optional living benefits are the obligations of and subject to the claims paying ability of Pruco Life. Certain terms are capitalized in this prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section. To make this Prospectus easier to read, we sometimes use different labels than are used in the Annuity. Although we use different labels, they have the same meaning in this Prospectus as in the Annuity. For more details, see “Optional Living Benefits” later in this prospectus.

THE SUB-ACCOUNTS
The Pruco Life Flexible Premium Variable Annuity Account is a Separate Account of Pruco Life, and is the investment vehicle in which your Purchase Payments invested in the Sub-accounts are held. Each Sub-account of the Pruco Life Flexible Premium Variable Annuity Account invests in an underlying mutual fund – see the following page for a complete list of the Sub-accounts. Currently, Portfolios of Advanced Series Trust are being offered. Only certain Sub-accounts are available if you participate in an optional living benefit – see “Investment Options” later in this prospectus for details.

PLEASE READ THIS PROSPECTUS
This prospectus sets forth information about the Annuity that you should to know before investing. Please read this prospectus and keep it for future reference. If you are purchasing the Annuity as a replacement for an existing variable annuity or variable life policy, or a fixed insurance policy, you should consider any surrender or penalty charges you may incur and any benefits you may also be forfeiting when replacing your existing coverage and that this Annuity is subject to any applicable Contingent Deferred Sales Charge if you elect to surrender the Annuity or take a partial withdrawal. If you elect the Tax Efficient Annuity Benefit Payout Option, your payments are subject to a Contingent Deferred Sales Charge. You should consider your need to access the Annuity’s Account Value and whether the Annuity’s liquidity features will satisfy that need. Please note that if you purchase this Annuity within a tax advantaged retirement plan, such as an IRA, SEP-IRA, Roth IRA, 401(a) plan, or non-ERISA 403(b) plan, you will get no additional tax advantage through the Annuity itself. Because there is no additional tax advantage when a variable annuity is purchased through one of these plans, the reasons for purchasing the Annuity inside a qualified plan are limited to the ability to elect a living benefit, a Return of Purchase Payments Death Benefit, the opportunity to annuitize the contract and the various investment options, which might make the Annuity an appropriate investment for you. You should consult your tax and financial adviser regarding such features and benefits prior to purchasing this Annuity for use with a tax-qualified plan.

OTHER CONTRACTS
We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from the annuity contracts offered by this prospectus. Not every annuity contract we issue is offered through every selling broker-dealer firm. Upon request, your Financial Professional can show you information regarding other Pruco Life annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the Pruco Life annuity contracts. You should work with your Financial Professional to decide whether this annuity contract is appropriate for you based on a thorough analysis of your particular needs, financial objectives, investment goals, time horizons and risk tolerance.

AVAILABLE INFORMATION
We have also filed a Statement of Additional Information dated the same date as this prospectus that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described at the end of this prospectus – see Table of Contents. The Statement of Additional Information is incorporated by reference into this prospectus. This prospectus is part of the registration statement we filed with the U.S. Securities and Exchange Commission (SEC) regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at no cost to you by contacting us. These documents, as well as documents incorporated by reference, may also be obtained through the SEC’s Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC. Please see “How to Contact Us” later in this prospectus for our Service Office address.

In compliance with U.S. law, Pruco Life delivers this prospectus to current contract owners that reside outside of the United States.

This Annuity is NOT a deposit or obligation of, or issued, guaranteed or endorsed by, any bank, is NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value, even with respect to amounts allocated to the AST Money Market Sub-account.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PRUDENTIAL, PRUDENTIAL FINANCIAL, PRUDENTIAL ANNUITIES AND THE ROCK LOGO ARE SERVICEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ITS AFFILIATES. OTHER PROPRIETARY PRUDENTIAL MARKS MAY BE DESIGNATED AS SUCH THROUGH USE OF THE SM OR ® SYMBOLS.

FOR FURTHER INFORMATION CALL: 1-888-PRU-2888 OR GO TO OUR WEBSITE AT

WWW.PRUDENTIALANNUITIES.COM

Prospectus dated: November 23, 2015                                                                             Statement of Additional Information dated: November 23, 2015
(For Annuities issued on or after November 23, 2015)                                                                                                (For Annuities issued on or after November 23, 2015)

PLEASE SEE OUR IRA, ROTH IRA AND FINANCIAL DISCLOSURE STATEMENTS
ATTACHED TO THE BACK COVER OF THIS PROSPECTUS.

CONTENTS

GLOSSARY OF TERMS 1

SUMMARY OF CONTRACT FEES AND CHARGES 4

EXPENSE EXAMPLES 6

SUMMARY 8

INVESTMENT OPTIONS 11

VARIABLE INVESTMENT OPTIONS 12

PORTFOLIOS AVAILABLE IF AN OPTIONAL LIVING BENEFIT IS NOT ELECTED 13

PORTFOLIOS AVAILABLE WITH OPTIONAL LIVING BENEFITS 17

MARKET VALUE ADJUSTMENT OPTION 19

GUARANTEE PERIOD TERMINATION 19

RATES FOR DCA MVA OPTIONS 19

MARKET VALUE ADJUSTMENT 20

FEES, CHARGES AND DEDUCTIONS 21

MVA OPTION CHARGES 25

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES 26

ANNUITY PAYMENT OPTION CHARGES 26

IMPACT OF TAX EFFICIENT ANNUITY BENEFIT PAYOUT OPTION ON CONTRACT FEES AND CHARGES 26

PURCHASING YOUR ANNUITY 27

REQUIREMENTS FOR PURCHASING THE ANNUITY 27

DESIGNATION OF OWNER, ANNUITANT AND BENEFICIARY 28

RIGHT TO CANCEL 29

SCHEDULED PAYMENTS DIRECTLY FROM A BANK ACCOUNT 29

SALARY REDUCTION PROGRAMS 29
MANAGING YOUR ANNUITY

Sub-Account: A division of the Separate Account.

Surrender Value: The Account Value (which includes the effect of any MVA) less any applicable CDSC, any applicable tax charges, any charges assessable as a deduction from the Account Value for any optional living benefits provided by rider or endorsement, and any Annual Maintenance Fee.

Tax Efficient Annuity Benefit Payout Option: This is a form of a variable payout option that is only available on non-qualified contracts in which you elect to receive payments for a certain period of time. The amount of the Tax Efficient Annuity Payments is not guaranteed and may change from one Benefit Year to the next. Tax Efficient Annuity Payments are subject to any applicable CDSC.

Unadjusted Account Value: The Unadjusted Account Value is equal to the Account Value prior to the application of any MVA.

Unit: A share of participation in a Sub-account used to calculate your Account Value prior to the Annuity Date.

Valuation Day: Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

we, us, our: Pruco Life Insurance Company.

Withdrawal Percentage: The percentage applied to your Protected Withdrawal Value to determine your Annual Income Amount. The applicable Withdrawal Percentage will depend on the age at which you take your first Lifetime Withdrawal. The applicable Withdrawal Percentages are set when you first elect the benefit and will not change.

you, your: The Owner(s) shown in the Annuity.

SUMMARY OF CONTRACT FEES AND CHARGES

The following tables describe the fees and expenses you will pay when buying, owning and surrendering the Annuity. Important additional information about these fees and expenses is contained in “Fees, Charges and Deductions” later in this prospectus.

The first table describes fees and expenses that you will pay at the time you surrender an Annuity, take certain partial withdrawals or transfer Account Value between Investment Options. State premium taxes also may be deducted.

ANNUITY OWNER TRANSACTION EXPENSES

Contingent Deferred Sales Charge (“CDSC”):

Total Purchase Payment Amount	Age of Purchase Payment Being Withdrawn
	Less than 1 Year	1 Year or more, but less than 2 Years	2 Years or more, but less than 3 Years	3 Years or more, but less than 4 Years	4 Years or more, but less than 5 Years	5 Years or more, but less than 6 Years	6 Years or more, but less than 7 Years	7 Years or more
Less than $50,000	5%	5%	4%	4%	3%	3%	2%	0%
$50,000 or more, but less than $100,000	5%	4%	4%	3%	3%	2%	2%	0%
$100,000 or more, but less than $250,000	4%	3%	3%	2%	2%	2%	1%	0%
$250,000 or more, but less than $500,000	3%	2%	2%	2%	1%	1%	1%	0%
$500,000 or more, but less than $1,000,000	2%	2%	2%	1%	1%	1%	1%	0%
$1,000,000 or more	2%	2%	1%	1%	1%	1%	1%	0%

Transfer Fee: $10 (Currently, after the 20th transfer each Annuity Year)

Tax Charge: 0% - 3.5%

The following tables describe the periodic fees and charges you will pay when you own the Annuity, not including the underlying Portfolio fees and expenses.

PERIODIC FEES AND CHARGES
Annual Maintenance Fee1 (assessed annually as a percentage of Unadjusted Account Value)	Lesser of $50 and 2%

Premium Based Charge:
(assessed quarterly on Purchase Payments subject to a CDSC)

Total Purchase Payment Amount	Annual Equivalent of Premium Based Charge Percentage2
Less than $50,000	0.70%
$50,000 or more, but less than $100,000	0.60%
$100,000 or more, but less than $250,000	0.50%
$250,000 or more, but less than $500,000	0.35%
$500,000 or more, but less than $1,000,000	0.25%
$1,000,000 or more	0.15%

ANNUALIZED INSURANCE FEES AND CHARGES (assessed daily as a percentage of the net assets of the Sub-accounts)
Mortality & Expense Risk Charge	0.70%
Administration Charge	0.15%
Total Annualized Insurance Fees and Charges3	0.85%

1
Assessed annually on the Annuity Anniversary Date or upon surrender of the Annuity. Only applicable if the sum of the Purchase Payments at the time the fee is due is less than $50,000. For Beneficiaries continuing the Annuity under the Beneficiary Continuation Option, the fee is the lesser of $30 and 2% of the Unadjusted Account Value and only applies if the Unadjusted Account Value is less than $25,000 at the time the fee is due.

2	To determine the quarterly Premium Based Charge percentage, divide the annual equivalent of Premium Based Charge percentages below by four.

3
The Insurance Charge is the combination of Mortality & Expense Risk Charge and the Administration Charge. For Beneficiaries who elect the Beneficiary Continuation Option, the Mortality and Expense and Administration Charges do not apply. However, a Settlement Service Charge equal to 1.00% is assessed as a percentage of the daily net assets of the Sub-accounts as an annual charge.

The following table sets forth the charges we deduct for each optional living benefit under the Annuity. These fees would be in addition to the transaction fees and charges and periodic fees and charges described in the tables above.

OPTIONAL LIVING BENEFITS (Charge for each benefit is assessed against the greater of Unadjusted Account Value and Protected Withdrawal Value)	ANNUALIZED CHARGE
HIGHEST DAILY LIFETIME INCOME V3.0
Maximum: Current:	2.00% 1.00%
SPOUSAL HIGHEST DAILY LIFETIME INCOME V3.0
Maximum: Current:	2.00% 1.10%

The following table provides the range (minimum and maximum) of the total annual expenses for the underlying Portfolio before any contractual waivers and expense reimbursements. Each figure is stated as a percentage of the underlying Portfolio’s average daily net assets.

	MINIMUM	MAXIMUM
Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets, including management fees, distribution and/or service fees (12b-1 fees), and other expenses)	[[minimumTAPOExpense]]%*	[[maximumTAPOExpenses]]%*

* These expenses do not include the impact of any applicable contractual waivers and expense reimbursements.

The following are the total annual expenses for each underlying Portfolio. The “Total Annual Portfolio Operating Expenses” reflect the combination of the underlying Portfolio’s investment management fee, other expenses, any 12b-1 fees, and certain other expenses. Each figure is stated as a percentage of the underlying Portfolio’s average daily net assets. For certain of the Portfolios, a portion of the management fee has been contractually waived and/or other expenses have been contractually partially reimbursed, which is shown in the table. The following expenses are deducted by the underlying Portfolio before it provides Pruco Life with the daily net asset value. The underlying Portfolio information was provided by the underlying mutual funds and has not been independently verified by us. See the prospectuses or statements of additional information of the underlying Portfolios for further details. The current summary prospectuses, prospectuses and statement of additional information for the underlying Portfolios can be obtained by calling 1-888-PRU-2888 or at www.prudentialannuities.com.

UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
(as a percentage of the average net assets of the underlying Portfolios)
For the year ended December 31, 2014
FUNDS							Total
					Broker Fees	Acquired	Annual		Net Annual
			Distribution	Dividend	and Expenses	Portfolio	Portfolio	Fee Waiver	Fund
	Management	Other	(12b-1)	Expense on	on Short	Fees &	Operating	or Expense	Operating
	Fees	Expenses	Fees	Short Sales	Sales	Expenses	Expenses	Reimbursement	Expenses

TO BE FILED BY POST EFFECTIVE AMENDMENT.

SUMMARY OF CONTRACT FEES AND CHARGES

The following tables describe the fees and expenses you will pay when buying, owning and surrendering the Annuity. Important additional information about these fees and expenses is contained in “Fees, Charges and Deductions” later in this prospectus.

The first table describes fees and expenses that you will pay at the time you surrender an Annuity, take certain partial withdrawals or transfer Account Value between Investment Options. State premium taxes also may be deducted.

ANNUITY OWNER TRANSACTION EXPENSES

Contingent Deferred Sales Charge (“CDSC”):

Total Purchase Payment Amount	Age of Purchase Payment Being Withdrawn
	Less than 1 Year	1 Year or more, but less than 2 Years	2 Years or more, but less than 3 Years	3 Years or more, but less than 4 Years	4 Years or more, but less than 5 Years	5 Years or more, but less than 6 Years	6 Years or more, but less than 7 Years	7 Years or more
Less than $50,000	5%	5%	4%	4%	3%	3%	2%	0%
$50,000 or more, but less than $100,000	5%	4%	4%	3%	3%	2%	2%	0%
$100,000 or more, but less than $250,000	4%	3%	3%	2%	2%	2%	1%	0%
$250,000 or more, but less than $500,000	3%	2%	2%	2%	1%	1%	1%	0%
$500,000 or more, but less than $1,000,000	2%	2%	2%	1%	1%	1%	1%	0%
$1,000,000 or more	2%	2%	1%	1%	1%	1%	1%	0%

Transfer Fee: $10 (Currently, after the 20th transfer each Annuity Year)

Tax Charge: 0% - 3.5%

The following tables describe the periodic fees and charges you will pay when you own the Annuity, not including the underlying Portfolio fees and expenses.

PERIODIC FEES AND CHARGES
Annual Maintenance Fee1 (assessed annually as a percentage of Unadjusted Account Value)	Lesser of $50 and 2%

Premium Based Charge:
(assessed quarterly on Purchase Payments subject to a CDSC)

Total Purchase Payment Amount	Annual Equivalent of Premium Based Charge Percentage2
Less than $50,000	0.70%
$50,000 or more, but less than $100,000	0.60%
$100,000 or more, but less than $250,000	0.50%
$250,000 or more, but less than $500,000	0.35%
$500,000 or more, but less than $1,000,000	0.25%
$1,000,000 or more	0.15%

ANNUALIZED INSURANCE FEES AND CHARGES (assessed daily as a percentage of the net assets of the Sub-accounts)
Mortality & Expense Risk Charge	0.70%
Administration Charge	0.15%
Total Annualized Insurance Fees and Charges3	0.85%

1
Assessed annually on the Annuity Anniversary Date or upon surrender of the Annuity. Only applicable if the sum of the Purchase Payments at the time the fee is due is less than $50,000. For Beneficiaries continuing the Annuity under the Beneficiary Continuation Option, the fee is the lesser of $30 and 2% of the Unadjusted Account Value and only applies if the Unadjusted Account Value is less than $25,000 at the time the fee is due.

2	To determine the quarterly Premium Based Charge percentage, divide the annual equivalent of Premium Based Charge percentages below by four.

3
The Insurance Charge is the combination of Mortality & Expense Risk Charge and the Administration Charge. For Beneficiaries who elect the Beneficiary Continuation Option, the Mortality and Expense and Administration Charges do not apply. However, a Settlement Service Charge equal to 1.00% is assessed as a percentage of the daily net assets of the Sub-accounts as an annual charge.

The following table sets forth the charges we deduct for each optional living benefit under the Annuity. These fees would be in addition to the transaction fees and charges and periodic fees and charges described in the tables above.

OPTIONAL LIVING BENEFITS (Charge for each benefit is assessed against the greater of Unadjusted Account Value and Protected Withdrawal Value)	ANNUALIZED CHARGE
HIGHEST DAILY LIFETIME INCOME V3.0
Maximum: Current:	2.00% 1.00%
SPOUSAL HIGHEST DAILY LIFETIME INCOME V3.0
Maximum: Current:	2.00% 1.10%

The following table provides the range (minimum and maximum) of the total annual expenses for the underlying Portfolio before any contractual waivers and expense reimbursements. Each figure is stated as a percentage of the underlying Portfolio’s average daily net assets.

	MINIMUM	MAXIMUM
Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets, including management fees, distribution and/or service fees (12b-1 fees), and other expenses)	[[minimumTAPOExpense]]%*	[[maximumTAPOExpenses]]%*

* These expenses do not include the impact of any applicable contractual waivers and expense reimbursements.

The following are the total annual expenses for each underlying Portfolio. The “Total Annual Portfolio Operating Expenses” reflect the combination of the underlying Portfolio’s investment management fee, other expenses, any 12b-1 fees, and certain other expenses. Each figure is stated as a percentage of the underlying Portfolio’s average daily net assets. For certain of the Portfolios, a portion of the management fee has been contractually waived and/or other expenses have been contractually partially reimbursed, which is shown in the table. The following expenses are deducted by the underlying Portfolio before it provides Pruco Life with the daily net asset value. The underlying Portfolio information was provided by the underlying mutual funds and has not been independently verified by us. See the prospectuses or statements of additional information of the underlying Portfolios for further details. The current summary prospectuses, prospectuses and statement of additional information for the underlying Portfolios can be obtained by calling 1-888-PRU-2888 or at www.prudentialannuities.com.

UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
(as a percentage of the average net assets of the underlying Portfolios)
For the year ended December 31, 2014
FUNDS							Total
					Broker Fees	Acquired	Annual		Net Annual
			Distribution	Dividend	and Expenses	Portfolio	Portfolio	Fee Waiver	Fund
	Management	Other	(12b-1)	Expense on	on Short	Fees &	Operating	or Expense	Operating
	Fees	Expenses	Fees	Short Sales	Sales	Expenses	Expenses	Reimbursement	Expenses

TO BE FILED BY POST EFFECTIVE AMENDMENT.

▪	two years after the withdrawal described above, the Unadjusted Account Value is $48,500 ($35,000 of remaining Unadjusted Account Value plus $13,500 of investment gain);
▪	the free withdrawal amount is still $7,500 because no additional Purchase Payments have been made and the Purchase Payment is still subject to a CDSC; and
▪	the applicable CDSC in Annuity Year 4 is now 3%.

If you now take a second gross withdrawal of $10,000, $7,500 is not subject to the CDSC because it is the free withdrawal amount. The remaining $2,500 is subject to the 3% CDSC or $75 and you will receive $9,925.

No matter how you specify the withdrawal, any Market Value Adjustment resulting from withdrawals of amounts in the MVA Options will not be applied to the amount you receive, but instead will be applied to your Unadjusted Account Value. See “Free Withdrawal Amounts” later in this prospectus for a discussion as to how this might affect an optional living benefit you may have. Please be aware that under the Highest Daily Lifetime Income v3.0 suite of benefits: (a) for a gross withdrawal, if the amount requested exceeds the Annual Income Amount, the excess portion will be treated as Excess Income and (b) for a net withdrawal, if the amount you receive plus the amount of the CDSC deducted from your Unadjusted Account Value exceeds the Annual Income Amount, the excess portion will be treated as Excess Income (which has negative consequences under those benefits).

Upon surrender, we calculate a CDSC based on any Purchase Payments that remain in your Account Value on the date of the surrender (and after all other withdrawals have been taken). If you have made prior partial withdrawals or if your Account Value has declined in value due to negative market performance, the Purchase Payments being withdrawn may be greater than your remaining Account Value. Consequently, a higher CDSC may result than if we had calculated the CDSC as a percentage of remaining Account Value.

We may waive any applicable CDSC under certain circumstances described below in “Exceptions/Reductions to Fees and Charges.”

Premium Based Charge. The Premium Based Charge reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials, and other promotional expenses. The Premium Based Charge applicable to the Annuity is the sum of such charges applicable to each Purchase Payment. The Premium Based Charge applicable to a Purchase Payment is determined by multiplying (1) the amount of that Purchase payment by (2) its associated Premium Based Charge percentage, as shown in the table that follows. The Premium Based Charge is calculated on each Quarterly Annuity Anniversary for those Purchase Payments subject to the charge as of the prior Valuation Day . Each Purchase Payment is subject to a Premium Based Charge on each of the 28 Quarterly Annuity Anniversaries (i.e., for seven years) that occurs after the Purchase Payment is allocated to the Annuity. Once that time period has expired, the Purchase Payment is no longer subject to the Premium Based Charge. For purposes of calculating the Premium Based Charge: (a) a Purchase Payment is the amount of the Purchase Payment before we deduct any applicable fees, charges or taxes; and (b) Purchase Payments are not reduced by partial withdrawals taken from the Annuity.

The Premium Based Charge for each Purchase Payment is determined when it is allocated to the Annuity (except for those Purchase Payments that are allocated to the Annuity prior to the first Quarterly Annuity Anniversary) based on the total of all Purchase Payments received to date. With respect to those Purchase Payments allocated to the Annuity prior to the first Quarterly Annuity Anniversary, the associated Premium Based Charge percentage for each of those Purchase Payments is determined using the total of all Purchase Payments allocated to the Annuity prior to the first Quarterly Annuity Anniversary (that is, we total all the Purchase Payments received before the first Quarterly Annuity Anniversary to determine the Premium Based Charge that applies to each). For each Purchase Payment allocated to the Annuity on or after the first Quarterly Annuity Anniversary, the associated Premium Based Charge percentage during the seven year charge period is determined using the total of all Purchase Payments allocated to the Annuity through the date of the “new” Purchase Payment, including the full amount of that “new” Purchase Payment. That is, to determine which Premium Based Charge tier a given Purchase Payment being made currently (i.e., a “new” Purchase Payment) is assigned, we add that Purchase Payment amount to the sum of all prior Purchase Payments. A Purchase Payment received on a Quarterly Annuity Anniversary will be subject to its first Premium Based Charge on the next Quarterly Annuity Anniversary.

Each tier of Premium Based Charge is separated by a “breakpoint” dollar amount, as shown in the table below. If a portion of a Purchase Payment results in total Purchase Payments crossing a new Purchase Payment breakpoint (as set forth in the table below), then the entire “new” Purchase Payment will be subject to the Premium Based Charge applicable to that tier. With respect to those Purchase Payments allocated to the Annuity prior to the first Quarterly Annuity Anniversary, the Premium Based Charge percentage applicable to each of those Purchase Payments is based on the total of all such Purchase Payments (that is, we total all the Purchase Payments received before the first Quarterly Annuity Anniversary to determine the Premium Based Charge that applies to each). Purchase Payments received on or after the first Quarterly

Annual Maintenance Fee: Prior to Annuitization, we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is equal to $50 or 2% of your Unadjusted Account Value, whichever is less. This fee compensates us for administrative and operational costs in connection with the Annuity, such as maintaining our internal systems that support the Annuity. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender unless the surrender is taken within 30 days of the most recently assessed Annual Maintenance Fee. The fee is taken out first from the Sub-accounts on a pro rata basis, and then from the DCA MVA Options (if the amount in the Sub-accounts is insufficient to pay the fee). The Annual Maintenance Fee will never be deducted from the Secure Value Account. The Annual Maintenance Fee is only deducted if the sum of the Purchase Payments at the time the fee is deducted is less than $50,000. For purposes of determining the sum of the Purchase Payments at the time the fee is deducted, we do not reduce Purchase Payments by the amount of withdrawals. We do not impose the Annual Maintenance Fee upon Annuitization (unless Annuitization occurs on an Annuity anniversary), or the payment of a Death Benefit. For Beneficiaries that elect the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Unadjusted Account Value and is only assessed if the Unadjusted Account Value is less than $25,000 at the time the fee is due. Pursuant to state law, the amount of the Annual Maintenance Fee may differ in certain states.

Tax Charge: Some states and some municipalities charge premium taxes or similar taxes on annuities that we are required to pay. The amount of tax will vary from jurisdiction to jurisdiction and is subject to change. We reserve the right to deduct the tax either when Purchase Payments are received, upon surrender or upon Annuitization. Currently, we deduct the tax charge only upon Annuitization and only in certain states – we will give you further details in the “maturity package” that we will send you prior to Annuitization. If deducted upon Annuitization, we would deduct the tax from your Unadjusted Account Value. The Tax Charge is designed to approximate the taxes that we are required to pay and is assessed as a percentage of Purchase Payments, Surrender Value, or Account Value as applicable. The Tax Charge currently ranges up to 3.5%. We may assess a charge against the Sub-accounts and the DCA MVA Options equal to any taxes which may be imposed upon the Separate Accounts. “Surrender Value” refers to the Account Value (which includes the effect of any MVA) less any applicable CDSC, any applicable tax charges, any charges assessable as a deduction from the Account Value for any optional living benefits provided by rider or endorsement, and any Annual Maintenance Fee.

We will pay company income taxes on the taxable corporate earnings created by this Annuity. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Annuity. We will periodically review the issue of charging for these taxes, and may charge for these taxes in the future. We reserve the right to impose a charge for federal income taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account.

In calculating our corporate income tax liability, we may derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. We do not pass these tax benefits through to holders of the Separate Account annuity contracts because (i) the contract Owners are not the Owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the Annuity.

Insurance Charge: We deduct an Insurance Charge daily based on the annualized rate shown in the “Summary of Contract Fees and Charges.” The charge, which is equal to 0.85% annually, is assessed against the assets allocated to the Sub-accounts. The Insurance Charge is the combination of the Mortality & Expense Risk Charge and the Administration Charge. The Insurance Charge is intended to compensate Pruco Life for providing the insurance benefits under the Annuity, including the Annuity’s Death Benefit (as described in “Death Benefits” later in this prospectus) that, subject to the Annuity’s terms and conditions, provides guaranteed benefits to your Beneficiaries even if your Account Value declines, and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge further compensates us for our administrative costs associated with providing the Annuity benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge compensates us for the risk that our assumptions about the mortality risks and expenses under the Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs.

Settlement Service Charge: If your Beneficiary takes the death benefit under a Beneficiary Continuation Option, the Insurance Charge no longer applies. However, we then begin to deduct a Settlement Service Charge which compensates us for the cost of providing administrative services in connection with the Beneficiary Continuation Option. This charge is assessed daily against the assets allocated to the Sub-accounts and is equal to an annualized charge of 1.00%.

Fees and Expenses Incurred by the Portfolios: Each Portfolio incurs total annualized operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees or short sale expenses that may apply. These fees and expenses are assessed against each Portfolio’s net assets, and reflected daily by each Portfolio before it provides Pruco Life with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the summary prospectuses and prospectuses for the Portfolios, which can be obtained by calling 1-888-PRU-2888 or at www.prudentialannuities.com.

 DCA MVA Option Charges

No specific fees or expenses are deducted when determining the rates we credit to a DCA MVA Option. However, for some of the same reasons that we deduct the Insurance Charge against the Account Value allocated to the Sub-accounts, we also take into consideration mortality, expense, administration, profit and other factors in determining the interest rates we credit to a DCA MVA Option.

Exceptions/Reductions to Fees and Charges

We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total Insurance Charge that is deducted as an Administration Charge. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

Annuity Payment Option Charges

There is no specific charge deducted from fixed annuity payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply.

Impact of Tax Efficient Annuity Benefit Payout Option on Contract Fees and Charges

We also offer a variable payment option. Please see the “Tax Efficient Annuity Benefit Payout Option” section of this Prospectus for details on the Tax Efficient Annuity Benefit Payout Option. If you elect this payout option:
▪	your payments are subject to any applicable CDSC;
▪	all Tax Efficient Annuity Payments will be gross distributions (net distributions of Tax Efficient Annuity Payments are not available);
▪
the Annual Maintenance Fee will continue to be deducted annually on the anniversary of the Issue Date of your Annuity and it will be deducted from the Sub-accounts in the same manner as described earlier in this section;

▪
the Premium Based Charge will continue to be deducted until the earliest of: the seventh annual anniversary of the  most recent Purchase Payment; surrender of the Annuity; and termination of the Annuity; and

▪	all fees and charges described above will continue to apply even after you begin receiving payments.

Charges for Optional Living Benefits

If you elect to purchase an optional living benefit, we will deduct an additional charge. This charge compensates us for the guarantees provided by the living benefit (as described in “Optional Living Benefits” later in this prospectus) and the risk that persons we guarantee living benefit payments to will live longer than our assumptions. The charge is assessed against the greater of the Unadjusted Account Value and the Protected Withdrawal Value and is taken out of the Sub-accounts quarterly but will never be taken out of any MVA Option or the Secure Value Account. We reserve the right to increase the charge to the maximum charge indicated upon any “step-up” under the benefit. Also, if you decide to elect or re-elect a benefit after your Annuity has been issued, the charge for the benefit under your Annuity will equal the current charge for the new Annuity owners up to the maximum indicated. Please refer to the section entitled “Summary of Contract Fees and Charges” for the list of charges for each optional living benefit.

For non-qualified Annuities issued without an optional living benefit, you can elect the Tax Efficient Annuity Benefit Payout Option, an alternative annuity payout option under which you will receive annuity payments periodically over a specified period of time if your contract is issued with the Tax Efficient Annuity Benefit Payout Option Endorsement. Under this option, you retain the right to take partial withdrawals or fully surrender the Annuity, subject to limitations and restrictions described in the “Tax Efficient Annuity Benefit Payout Option” section of this Prospectus. The Tax Efficient Annuity Benefit Payout Option Endorsement must be elected at the time you purchase the Annuity and is not available if you purchased the Annuity before November 23, 2015. No additional fee or charge applies if you elect this option.

You may also elect to receive income through fixed annuity payments, also called “Annuitization”. If you elect to receive fixed annuity payments, you convert your Unadjusted Account Value into a stream of future payments. This means you no longer have an Account Value and therefore cannot make withdrawals. We offer different types of annuity options to meet your needs. The “Unadjusted Account Value” refers to the Account Value prior to the application of any market value adjustment (i.e., “MVA”). Please see “Access to Account Value” and “Annuity Options” for more information.

Optional Living Benefits

We offer optional living benefits, for an additional charge, that guarantee your ability to take withdrawals for life as a percentage of “Protected Withdrawal Value”, even if your Account Value falls to zero (unless it does so due to a withdrawal of Excess Income). The Protected Withdrawal Value is not the same as your Account Value, and it is not available for a lump sum withdrawal. The Account Value has no guarantees, may fluctuate, and can lose value. Withdrawals in excess of the Annual Income Amount, called “Excess Income,” will impact the value of the benefit including a permanent reduction in future guaranteed amounts. In marketing and other materials, we may refer to Excess Income as “Excess Withdrawals”. For applications signed on or after April 27, 2015, you have the ability to elect an optional Living Benefit only at the time of application or within 30 days of the date your Annuity is issued. Optional Living Benefits cannot be added more than 30 days after your Annuity has been issued.

We currently offer the following optional living benefits:
▪	Highest Daily Lifetime Income v3.0
▪	Spousal Highest Daily Lifetime Income v3.0

As a condition of electing an optional living benefit, we limit the Investment Options to which you may allocate your Account Value and require a mandatory allocation to the Secure Value Account. Also, these benefits utilize a predetermined mathematical formula to help us manage your guarantee through all market cycles. Under the predetermined mathematical formula, your Account Value may be transferred between certain “permitted Sub-accounts” on the one hand and the AST Investment Grade Bond Sub-account on the other hand. Please see the applicable optional living benefits section as well as Appendix B to this prospectus for more information on the formula.

In the “Optional Living Benefits” section, we describe guaranteed minimum withdrawal benefits that allow you to withdraw a specified amount each year for life (or joint lives, for the spousal version of the benefit). Please be aware that if you withdraw more than that amount in a given Annuity Year (i.e., “Excess Income”), that withdrawal may permanently reduce the guaranteed amount you can withdraw in future years. Please also note that if your Account Value is reduced to zero as a result of a withdrawal of Excess Income, both the optional living benefit and the Annuity will terminate. Thus, you should think carefully before taking a withdrawal such Excess Income.

Death Benefits: You may name a Beneficiary to receive the proceeds of your Annuity upon your death. Your death benefit must be distributed within the time period required by the tax laws. The Annuity offers a death benefit generally equal to the greater of Unadjusted  Account Value and Purchase Payments (adjusted for partial withdrawals). The calculation of the death benefit may be different if you elect Highest Daily Lifetime Income v3.0 or Spousal Highest Daily Lifetime Income v3.0.

Please see “Death Benefit” for more information.

Fees and Charges: Each Annuity, and the optional living benefits, are subject to certain fees and charges, as discussed in the “Summary of Contract Fees and Charges” table earlier in this prospectus. In addition, there are fees and expenses of the underlying Portfolios.

What does it mean that my Annuity is “tax deferred”? Variable annuities are “tax deferred”, meaning you pay no taxes on any earnings from your Annuity until you withdraw the money. You may also transfer among your Investment Options without paying a tax at the time of the transfer. When you take your money out of the Annuity, however, you will be taxed on the earnings at ordinary income tax rates. If you withdraw money before you reach age 59 1/2, you also may be subject to a 10% federal tax penalty.

Other Sub-accounts That May Be Impacted by the Predetermined Mathematical Formula

TO BE FILED BY AMENDMENT

VARIABLE INVESTMENT OPTIONS

Each Variable Investment Option is a Sub-account of the Pruco Life Flexible Premium Variable Annuity Account (see “Pruco Life and the Separate Account” for more detailed information). Each Sub-account invests exclusively in one Portfolio. The Investment Objectives Chart below provides a description of each Portfolio’s investment objective to assist you in determining which Portfolios may be of interest to you. Please note, the AST Investment Grade Bond Sub-account is not available for allocation of Purchase Payments or owner-initiated transfers.

Not all Portfolios offered as Sub-accounts may be available depending on whether you elect an optional living benefit selection. Thus, if you elect an optional living benefit, you would be precluded from investing in certain Portfolios and therefore would not receive investment appreciation (or depreciation) affecting those Portfolios.

The Portfolios are not publicly traded mutual funds. They are only available as Investment Options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the Portfolios available as Sub-accounts under the Annuities are managed by the same Portfolio adviser or subadviser as a retail mutual fund of the same or similar name that the Portfolio may have been modeled after at its inception. While the investment objective and policies of the retail mutual funds and the Portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds and Portfolios can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named Portfolio offered as a Sub-account. Details about the investment objectives, policies, risks, costs and management of the Portfolios are found in the prospectuses for the Portfolios.

This Annuity offers Portfolios managed by AST Investment Services, Inc. and/or Prudential Investments LLC, both of which are affiliated companies of Pruco Life (“Affiliated Portfolios”) and Portfolios managed by companies not affiliated with Pruco Life ("Unaffiliated Portfolios"). Pruco Life and its affiliates (“Prudential Companies”) receive fees and payments from both the Affiliated Portfolios and the Unaffiliated Portfolios. Generally, Prudential Companies receive revenue sharing payments from the Unaffiliated Portfolios. We consider the amount of these fees and payments when determining which portfolios to offer through the Annuity. Affiliated Portfolios may provide Prudential Companies with greater fees and payments than Unaffiliated Portfolios.  Because of the potential for greater profits earned by the Prudential Companies with respect to the Affiliated Portfolios, we have an incentive to offer Affiliated Portfolios over Unaffiliated Portfolios. As indicated next to each Portfolio's description in the table that follows, each Portfolio has one or more subadvisers that conduct day to day management. We have an incentive to offer Portfolios with certain subadvisers, either because the subadviser is a Prudential Company or because the subadviser provides payments or support, including distribution and marketing support, to the Prudential Companies.  We may consider those subadviser factors in determining which portfolios to offer under the Annuities. Also, in some cases, we offer Portfolios based on the recommendations made by selling broker-dealer firms.  These firms may receive payments from the Portfolios they recommend and may benefit accordingly from allocations of Account Value to the sub-accounts that invest in these Portfolios. Please see "Other Information" under the heading concerning "Fees and Payments Received by Pruco Life" for more information about fees and payments we may receive from underlying Portfolios and/or their affiliates. In addition, we may consider whether the Portfolio’s objectives and investment strategies create additional risk to us in light of the guaranteed benefits provided by the Annuity.

In addition, we may consider the potential risk to us of offering a Portfolio in light of the benefits provided by the Annuity.

You may select Portfolios individually, create your own combination of Portfolios (certain limitations apply if you elect an optional living benefit – see “Investment Options” later in this section), or select from among combinations of Portfolios that we have created called “Prudential Portfolio Combinations.” Under Prudential Portfolio Combinations, each Prudential Portfolio Combination consists of several asset allocation Portfolios, each of which represents a specified percentage of your allocations. If you elect to invest according to one of these Prudential Portfolio Combinations, we will allocate your initial Purchase Payment among the Sub-accounts within the Prudential Portfolio Combination according to the percentage allocations. You may elect to allocate additional Purchase Payments according to the composition of the Prudential Portfolio Combination, although if you do not make such an explicit election, we will allocate additional Purchase Payments as discussed below under “Additional Purchase Payments.”

Once you have selected a Prudential Portfolio Combination, we will not rebalance your Account Value to take into account differences in performance among the Sub-accounts. This is a static, point of sale model allocation. Over time, the percentages in each asset allocation Portfolio may vary from the Prudential Portfolio Combination you selected when you purchased your Annuity based on the performance of each of the Portfolios within the Prudential Portfolio Combination.

“Death Benefits” section of this prospectus. See the “Death Benefits” section later in this prospectus for information on the amount payable if the Annuitant predeceases the non-Annuitant grantor.

Additionally, we will not permit election or re-election of any optional living benefit by certain ownership types. We may issue an Annuity to ownership structures where the annuitant is also the participant in a Qualified or Non-Qualified employer sponsored plan and the Annuity represents his or her segregated interest in such plan. We reserve the right to further limit, restrict and/or change to whom we will issue an Annuity in the future, to the extent permitted by state law. Further, please be aware that we do not provide administration for employer-sponsored plans and may also limit the number of plan participants that may elect to use our Annuity as a funding vehicle.

Age Restrictions: Unless we agree otherwise and subject to our rules, in order to issue the annuity we must receive the application, in good order, before the oldest of the Owner(s) and Annuitant(s) turns 81 years old. The availability of certain optional living benefits may vary based on the age of the Owners and Annuitant. In addition, the selling firm through which you are purchasing the Annuity may impose a younger maximum issue age than what is described above – check with your selling firm for details. The “Annuitant” refers to the natural person upon whose life annuity payments payable to the Owner are based.

Additional Purchase Payments: Currently, you may make additional Purchase Payments, provided that the payment is at least $100 (we impose a $50 minimum for electronic funds transfer (“EFT”) purchases). We may amend this Purchase Payment minimum, and/or limit the Investment Options to which you may direct Purchase Payments. Purchase Payments are not permitted after the Account Value is reduced to zero. If you elect an optional living benefit or the Tax Efficient Annuity Benefit Payout Option, additional limitations on subsequent Purchase Payments apply. Please see "Optional Living Benefits" and "Tax Efficient Annuity Benefit Payout Options.".

Each additional Purchase Payment will be allocated to the Investment Options according to the instructions you provide with such Purchase Payment. You may not provide allocation instructions that apply to more than one additional Purchase Payment. Thus, if you have not provided allocation instructions with a particular Purchase Payment, we will allocate the Purchase Payment on a pro rata basis to the Sub-accounts in which your Account Value is then allocated, excluding Sub-accounts to which you may not choose to allocate Account Value, such as the AST Investment Grade Bond Sub-account. We will accept additional Purchase Payments up to and including the day prior to the later of (a) the oldest Owner’s 81st birthday (the Annuitant’s 81st birthday, if the Annuity is owned by an entity), or (b) the first anniversary of the Issue Date, unless otherwise required by applicable law or regulation to maintain the tax status of the Annuity.

Please see “Optional Living Benefits” and "Tax Efficient Annuity Benefit Payout Options" later in this prospectus for limitations on additional purchase payments that apply if you elect either of those options.

Depending on the tax status of your Annuity (e.g, if you own the Annuity through an IRA), there may be annual contribution limits dictated by applicable law. Please see the “Tax Considerations” for additional information on these contribution limits.

If you have elected to participate in the 6 or 12 Month DCA Program, your initial Purchase Payment will be applied to your chosen program. Each time you make an additional Purchase Payment, you will need to elect a new 6 or 12 Month DCA Program for that additional Purchase Payment. If you do not provide such instructions, we will allocate that additional Purchase Payment on a pro rata basis to the Sub-accounts in which your Account Value is then allocated, excluding Sub-accounts to which you may not electively allocate Account Value. Additionally, if your initial Purchase Payment is funded from multiple sources (e.g., a transfer of assets/1035 exchange) then the total amount that you have designated to fund your Annuity will be treated as the initial Purchase Payment for purposes of your participation in the 6 or 12 Month DCA Program.

Additional Purchase Payments may also be limited if the total Purchase Payments under this Annuity and other annuities equals or exceeds $1,000,000.00 as described in more detail in “Initial Purchase Payment,” above.

DESIGNATION OF OWNER, ANNUITANT AND BENEFICIARY: We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.
▪
Owner: Each Owner holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint Owners are required to act jointly; however, if both Owners instruct us in a written form that we find acceptable, to allow one Owner to act independently on behalf of both Owners we will permit one Owner to do so. All information and documents that we are required to send you will be sent to the first named Owner. Co-ownership by entity Owners or an entity Owner and an individual is not permitted. Refer to the Glossary of Terms for a complete description of the term “Owner.” Prior to Annuitization, there is no right of survivorship (other than any spousal continuation right that may be available to a surviving spouse).

TAX EFFICIENT ANNUITY BENEFIT PAYOUT OPTION

This option is only available: (a) at the time your Annuity is issued; (b) for non-qualified annuities; (c) if you have not elected any optional living benefit; and (d) if your application signed date is on or after November 23, 2015.

If you purchased your Annuity prior to November 23, 2015, the Tax Efficient Annuity Benefit Payout Option is not available with your Annuity. You should disregard this section and all references to “Tax Efficient Annuity Benefit Payout Option” throughout this Prospectus. The Tax Efficient Annuity Benefit Payout Option is available as an alternative to the annuity payout options described in “Annuity Options” earlier in this Prospectus. Under this option, you can: (a) receive variable payments for a certain period of time; (b) take partial withdrawals or fully surrender your contracts; and (c) make transfers among your selected investment options.

The payment amount will be based on your Account Value on the same calculation date each year. Your Tax Efficient Annuity Payments are subject to any applicable CDSC. Please note that since your payment amount is recalculated each year based on your Account Value, your payments will increase or decrease based on the performance of your underlying Sub-accounts.

If you have investment gain in your Annuity, the Tax Efficient Annuity Benefit Payout Option may provide a more tax efficient payment stream of income as compared to taking partial or systematic withdrawals. Under this option, taxable income is spread out over a period of time and each annuity payment is treated as a combination of both investment gain and return of a portion of your cost basis. This is different than withdrawals or systematic withdrawal payments, in which the entire payment you receive is treated as taxable income until all of the investment gain in your Annuity has been paid to you.

Before electing this option, please consult with your Financial Professional and your tax advisor to determine if this option best suits your retirement and income needs. Please also see the “Tax Considerations” section of this Prospectus for additional information on the Tax Efficient Annuity Payout Option .

 Eligibility for the Tax Efficient Annuity Benefit Payout Option

Under the Tax Efficient Annuity Benefit Payout Option, you may elect to receive annuity payments at any time after your Annuity is issued subject to certain restrictions listed below.  The annuity payment is calculated on the Benefit Valuation Date and each subsequent anniversary of the Benefit Valuation Date as described below.

To elect this option, you must meet the following requirements:

1)	Your Annuity is non-qualified;

2)	You submitted an election form for the payout option to us in Good Order;

3)	You meet the age requirements described below;

4)	Based on the payment frequency you choose, your periodic annuity payment amount is equal to, or greater than, $100;

5)	There are no pending Internal Revenue Code Section 1035 exchanges and cost basis information for all 1035 exchanges has been received;

6)	There is investment gain in your Annuity; and

7)	You have not already elected another annuity payout option under your Annuity as described above under “Fixed Annuity Options.”

When completing the election form, you must indicate the payment period, which is the length of time in years for which you elect the annuity payments to be made (i.e., 10 years, 15 years), the frequency of your annuity payments (monthly, quarterly, semiannual or annual basis) and the day of the month on which payments will be made (i.e., 1st, 2nd, 15th) .   Please note that the day of the month that you elect is limited to the 1st through the 28th day.  On and after the Benefit Valuation Date, the payment frequency and day of the month cannot be changed.

At the time of your election, you will need to elect to receive annuity payments on a Single Applicable Life or Joint Applicable Lives basis.  We use the age of the Applicable Life (or Lives) to determine the minimum and maximum payment periods.  The minimum payment period is 10 years and the maximum payment period is 100 years minus the age in years of the Single Applicable Life or the age in years of the younger of the Joint Applicable Lives on the Benefit Valuation Date.  The Single Applicable Life, or both Joint Applicable Lives, must be at least age 59½ but not more than 90 years old on the Benefit Valuation Date.  Please see the table below entitled “Ownership Requirements.”

Ownership Requirements

Ownership	Single Applicable Life	Joint Applicable Lives	Age on Benefit Valuation Date	Maximum Payment Period	Examples
Natural Person/Single Owner	Owner	N/A	At least 59 ½ but not older than age 90	100 years minus the age in years of the Single Applicable Life (Owner) on the Benefit Valuation Date	Age of Owner is 62. 100 years minus 62 is 38. The maximum payment period in this example would be 38 years.
Entity Owned	Annuitant	N/A	At least 59 ½ but not older than age 90	100 years minus the age in years of the Single Applicable Life (Annuitant) on the Benefit Valuation Date	Age of Annuitant is 74. 100 years minus 74 is 26. The maximum payment period in this example would be 26 years.
Jointly Owned	If both Owners consent, one Owner can be the Single Applicable Life	Both Owners	Both Owners must be at least 59 ½ but not older than age 90	100 years minus the age in years of the younger of the Joint Applicable Lives on the Benefit Valuation Date	First Owner is 75 and Joint Owner is 65. 100 years minus 65 is 35. The maximum payment period in this example would be 35 years.

How Does the Tax Efficient Annuity Benefit Payout Option Work?

Once we receive your request in Good Order to begin Tax Efficient Annuity Payments, we will set up your selected payment schedule.  When we receive your request, we will also set up your Benefit Valuation Date, which is 30 days following the date we receive your election request in Good Order.  The Benefit Valuation Date is treated as the Annuity Date.  As of the close of business on the Benefit Valuation Date (or the next Valuation Day, if the Benefit Valuation Date does not fall on a Valuation Day), we will calculate your initial Tax Efficient Annuity Amount .

Example:
•
On March 1st, we receive your request to elect the Tax Efficient Annuity Benefit Payout Option On or before March 1st: (a) we have received all Purchase Payments; (b) we have received all required paperwork; (c) there are no pending 1035 exchanges; (d) cost basis information has been received for all 1035 exchanges; and (e) you have investment gain in your Annuity.

•	You request annuity payments on a monthly basis on the 15th of each month.
•	Your Benefit Valuation Date will be March 31st (30 days following the date we received your request in Good Order).
•	Your Benefit Commencement Date will be April 15th, which will be the date of your first annuity payment.
•	Your next annuity payment will be on May 15th.

As of the close of business on the Benefit Valuation Date (or the next Valuation Day if the Benefit Valuation Date does not fall on a Valuation Day), the restrictions described below will apply.

You may not:
•	Cancel your election to receive Tax Efficient Annuity Payments;
•	Make any additional Purchase Payments to the Annuity. As a result, the DCA MVA Program will no longer be available for new allocations;
•	Change the Owner(s) or Annuitant;
•	Assign the Annuity;
•	Change the frequency at which annuity payments are made, or the day of the month on which Tax Efficient Annuity Payments are made;
•	Skip, cancel, accelerate, defer or modify the amount of any Tax Efficient Annuity Payment;
•	Process an Internal Revenue Code Section 1035 exchange out of the Annuity; or
•	Elect to begin any other form of annuity payments under the Annuity.

Calculation of the Tax Efficient Annuity Payment Amount and Cost Basis

Tax Efficient Annuity Payment Amount

On the Benefit Valuation Date, we will calculate your initial annuity payment.  We do this by dividing your Account Value on the Benefit Valuation Date by the total number of periodic payments in your selected payment period (i.e., if payment frequency is annual, then 10 payments over 10 years; if payment frequency is monthly, then 120 payments over 10 years).  On each anniversary of the Benefit Valuation Date (or the next Valuation Day if the anniversary of the Benefit Valuation Date is not a Valuation Day) we calculate the amount of Tax Efficient Annuity Payments to be made during the next Benefit Year by:

(1)
Determining the number of periodic payments remaining by subtracting the number of periodic payments made in the prior Benefit Year from the number of periodic payments remaining in the payment period as of the prior Benefit Valuation Date anniversary (as of the Benefit Valuation Date, if this calculation is being made on the first anniversary of the Benefit Valuation Date); and

(2)	Dividing your Account Value on the current Benefit Valuation Date anniversary by the remaining number of periodic payments in your payment period.

Example 1 – Initial Annuity Payment

Assume the following
•	You elected to receive annual annuity payments over a 20 year period; and
•	Your Account Value on the Benefit Valuation Date is $100,000.

Your initial Tax Efficient Annuity Payment is $5,000 ($100,000/20 payments)

Example 2 – Subsequent Annuity Payments

Now assume the following:
•	It is the your first Benefit Valuation Date anniversary; and
•	Your Account Value is now $90,000 because it has decreased by (a) $5,000 due to your initial annuity payments; and (b) $5,000 due to performance.

Your Tax Efficient Annuity Payment is $4,736.84 ($90,000/19 payments)

Cost Basis

Initially, we determine the amount of each payment that represents cost basis by dividing the total cost basis on the Benefit Valuation Date by the number of payments in the payment period you select. This allocated cost basis is subtracted from the remaining cost basis at each payment to determine the new remaining cost basis. We repeat this calculation, using the remaining cost basis and current Account Value, for each Tax Efficient Annuity Payment.

Example 3 – Amount of Each Payment Considered Cost Basis

Assume the following as of the Benefit Valuation Date:
•	Your cost basis in the Annuity is $90,000;
•	Your Account Value on the Benefit Valuation Date is $100,000; and
•	Your initial Tax Efficient Annuity Payment is $5,000.

The amount of each payment considered cost basis is $4,500.
•	$90,000 (cost basis) / 20 payments = $4,500

This means that $4,500 of the $5,000 payment is the excludable amount and will not be treated as taxable income.

The following chart illustrates your payments over the first five years, and last two years, of a 20 year period.  It assumes that in year 4 your Account Value has decreased below the total amount of cost basis remaining in the Annuity due to market performance, which results in a total payment that is lower than the amount considered cost basis. As a result, none of the payment received in year 4 would be reported as taxable income.

Payment Period Year	Account Value on TEVD Anniversary	Remaining Years in Payment Period	Total Payments for Annual Payment Period	Amount considered Cost Basis
1	$100,000.00	19	$5,000.00	$4,500.00
2	$90,000.00	18	$4,736.84	$4,500.00
3	$82,500.00	17	$4,583.33	$4,500.00
4	$72,600.00	16	$4,270.59	$4,500.00
5	$78,200.00	15	$4,887.50	$4,500.00
…	…	…	…	…
19	$12,000.00	1	$6,000.00	$4,500.00
20	$8,000.00	0	$8,000.00	$4,500.00

Please note that all tax efficient annuity payments are gross withdrawals and subject to any applicable CDSC .

Impact of Annuity Payments on Account Value

Your Account Value will be reduced on a dollar for dollar basis by each annuity payment you receive. Annuity payments will be deducted pro-rata from your elected Sub-accounts. If you do not have sufficient Account Value in the elected Sub-accounts to process an annuity payment, any remaining Account Value from the elected Sub-accounts will be withdrawn first, and the remainder will be withdrawn from any applicable MVA Options. Please note that if your Account Value is less than or equal to the annuity payment amount on the date a payment is due, we will pay the entire amount of the remaining Account Value and your Annuity will terminate, even if this occurs before the end of your payment period. In addition, if your remaining Account Value is greater than the annuity payment amount on the date the final income payment is due, we will pay the remaining Account Value and your Annuity will terminate .

Impact of Partial Withdrawals

You may take partial withdrawals of your Account Value during the payment period you selected. Partial withdrawals are in addition to any variable annuity payments we make based on your payment frequency and will reduce your Account Value on a dollar for dollar basis. As a result, your future Tax Efficient Annuity Payment amount will be reduced .

If you elect to take a partial withdrawal during your scheduled payment period, a portion of your partial withdrawal amount will be treated as a partial return of your Purchase Payments. The remaining portion of your partial withdrawal amount will be taxed as ordinary income. For further details on the tax treatment of partial withdrawals under the Tax Efficient Annuity Benefit Payout Option, please see the “Tax Considerations” section of this Prospectus.

In addition, partial withdrawals are also subject to any applicable withdrawal charges as explained in the section of this Prospectus entitled “Fees, Charges and Deductions” and are subject to the minimum and maximum withdrawal amounts under your Annuity. This means that a partial withdrawal taken in an Annuity Year that causes cumulative withdrawals in that Annuity Year to exceed the Free Withdrawal Amount will be subject to any applicable CDSC. This CDSC will apply at the time those partial withdrawals cause cumulative withdrawals to exceed the Free Withdrawal Amount in that Annuity Year. Partial withdrawals are also subject to the minimum and maximum withdrawal amounts under your Annuity. Please note that partial withdrawals may result in your Account Value reducing to zero before the end of your payment period. If this occurs, no further annuity payments under your Tax Efficient Annuity Benefit Payout Option will be made to you and the Annuity will terminate.

You may also request to fully surrender your Annuity after the Benefit Valuation Date, subject to any applicable withdrawal charges.  Such surrender request, however, cannot be made under Internal Revenue Code Section 1035.  Additionally, once we process your full surrender request, no further annuity payments will be made to you and your Annuity will terminate.

Example of a Partial Withdrawal under the Tax Efficient Annuity Benefit Payout Option

Assume the following:
▪	On your Benefit Valuation Date, your Account Value is equal to $100,000 and your cost basis is $80,000.

▪	You elected a 20 year period certain on a monthly basis for a total of 240 Tax Efficient Annuity Payments.

▪	On the current Valuation Day, you have already taken 27 payments and your Account Value is $81,000 and your cost basis is $71,000. You have 213 payments left in your period certain (240-27=213).

▪	On the current Valuation Day, you decide to take a partial withdrawal in the amount of $6,000.

▪	The calculation to determine how much of your partial withdrawal would be excludable from taxes is as follows:

o	Cost basis prior to partial withdrawal multiplied by (partial withdrawal/Account Value prior to withdrawal).

o	Using the above hypothetical values, this would be $71,000 multiplied by ($6,000/$81,000) = $5,259.26. As a result, the difference of $740.74 is the taxable amount.

Now assume that after the partial withdrawal, your Account Value is $75,000 and your cost basis is $65,740.
•
Your Tax Efficient Annuity Amount is equal to your current Account Value divided by the number of remaining payments ($75,000/213 (remaining payments) = $352.11 (your new Tax Efficient Annuity Payment Amount).

•
The amount that is considered to be cost basis for the remaining Tax Efficient Annuity Payments is the current cost basis after the partial withdrawal divided by the remaining Tax Efficient Annuity Payments ($65,740 (cost basis)/213 (remaining Tax Efficient Annuity Payments) = $308.64 (the new excludable amount).

Death Benefit After the Benefit Valuation Date

Upon the death of the Owner (the first to die of the joint Owners, or the Annuitant if the Annuity is entity-owned) after the Benefit Valuation Date, the Account Value will remain in the elected Sub-accounts and/or the DCA MVA Options to which it was allocated at the time of death. Upon the Owner’s death, if there are any remaining Tax Efficient Annuity Payments to be paid, we will pay these remaining payments in the order provided below:
•	First, to the surviving joint owner, if any;

•	Second, to the named Beneficiary(ies), if living; or

•	Third, to the estate of the last surviving Owner.

If the payee(s) to whom any remaining Tax Efficient Annuity Payments are payable upon the Owner’s (Annuitant’s) death is also the Beneficiary for the Death Benefit, the Death Benefit feature will remain in effect and the payee(s) may instead elect to receive a single sum payment of the Death Benefit in accordance with the Annuity.  If the payee(s) make this election, then any remaining Tax Efficient Annuity Payments and the Annuity will terminate.  To elect to receive a single sum payment of the Death Benefit, we must receive Due Proof of Death of the Owner (Annuitant) and notification from the applicable payee(s) in Good Order at our Service Office.

Please note that any payments to be made after the Owner’s death will be made at least as rapidly as they were being made at the time of death.

Beneficiary Variable Payout Option to Continue Tax Efficient Annuity Payments

Instead of receiving the Death Benefit under the Annuity in a single payment, a Beneficiary may continue the remaining Tax Efficient Annuity Benefit payments that are remaining to be paid to the Owner of the Annuity under the original payment period he or she selected. The remaining Tax Efficient Annuity Payments under the Beneficiary Variable Payout Option are not subject to CDSC .

In order for the Beneficiary to continue the Tax Efficient Annuity Payments upon death of the Owner, the following requirements apply :

Election and Terms of the Beneficary Variable Payout Option
•	The minimum allocation amount to the Beneficiary Variable Payout Option must at least $15,000.
•	No additional Purchase Payments can be applied to the Beneficiary Variable Payout Option. Multiple death benefits cannot be combined in a single Beneficiary Variable Payout Option.
•
Upon election, the Beneficiary of the Annuity will become the Beneficial Owner of the Beneficiary Variable Payout Option.  We will send each Beneficiary that elects the Beneficiary Variable Payout Option a settlement agreement that describes the terms and conditions of the Beneficiary Variable Payout Option.  Upon the death of the Beneficiary, any remaining Tax Efficient Annuity Payments may be paid to the person(s) named by the Beneficiary (successor), unless the successor chooses to receive a lump sum.

•	The basic Death Benefit of the Annuity remains on the Beneficiary Variable Payout Option.
•
If a Beneficiary under the Annuity elects to apply his or her share of the death benefit proceeds to the Beneficiary Variable Payout Option, we must receive the election in Good Order at least 14 days prior to the first remaining Tax Efficient Annuity Payment.

Account Value of the Beneficiary Variable Payout Option
•
The initial Account Value of the Beneficiary Variable Payout Option will be equal to any Death Benefit (including the optional Return of Adjusted Purchase Payment) that would have been payable to the Beneficiary of the Annuity if the Beneficiary had taken a lump sum distribution.

•
The same investment options available to the Owner of the Annuity at the time of death will be available to the Beneficiary; however, certain investment options may not be available.  If we add, change, remove or do a substitution of an investment option under the Annuity after the Beneficiary begins receiving the remaining Tax Efficient Annuity Payments, the Beneficiary will be subject to the same rights under the Annuity as the Owner had before death.

•
The Beneficiary may request transfers among investment options, subject to the same limitations and restrictions that applied to the Owner. Transfers in excess of 20 per year will incur a $10 transfer fee.

Charges Applicable to the Beneficiary Variable Payout Option
•
Beginning on the date we receive an election by the Beneficiary to continue the Tax Efficient Annuity Payments, the Beneficiary will incur an annual maintenance fee equal to the lesser of $50 or 2% of Account Value. The fee will only apply if the Account Value is less than $50,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.

•	The Account Value Based Insurance Charge will continue to be assessed daily at an annual rate of 0.85%.
•
The Premium Based Charge, if applicable, will continue to be assessed; however it will only be assessed on the portion of the Charge Basis transferred into the Beneficiary Variable Payout Option as a result of the death of the Owner.

Partial Withdrawals Under the Beneficiary Variable Payout Option

•
The Beneficiary can request a withdrawal of all or a portion of the Account Value of the Beneficiary Variable Payout Option at any time, unless the Beneficiary Variable Payout Option was the death benefit payout predetermined by the Owner and the Owner restricted the Beneficiary's withdrawal rights.

•	If the Beneficiary takes a partial withdrawal while remaining Tax Efficient Annuity Payments are scheduled to be paid, the following applies:
o	any applicable MVA will be assessed;
o	the partial withdrawal amount must be $100 or greater;
o	the Account Valueof the Beneficiary Variable Payout Option once the partial withdrawal amount is processed cannot fall below $2,000;
o	the partial withdrawal will reduce the Account Value on a dollar for dollar basis;
o	it may result in reduced remaining Tax Efficient Annuity Payments in the current year and subsequent years;
o	it may result in a reduced exclusionary amount in the current year and in subsequent years;
o	it will result in a recalculation of the tax-free amount based on the reduced cost basis in the Beneficiary Variable Payout Option;
o	it may result in the Account Value reducing to zero before the end of the payment period originally selected by the Owner, resulting in termination of the Beneficiary Variable Payout Option; and
o	it will result in a recalculation of the remaining Tax Efficient Annuity Payments, based on the reduced Account Value as a result of the partial withdrawal.

•
Please note that remaining Tax Efficient Annuity Payments under this option are not guaranteed and could terminate before the payment period ends due to fluctuations in market performance, partial withdrawals or a combination of both.

•
In addition, we may pay compensation to the broker-dealer of record on the Annuity based on amounts held in the Beneficiary Variable Payout Option.  Please contact us for additional information on the availability, restrictions and limitations that will apply to a Beneficiary under the Beneficiary Variable Payout Option.

Termination of the Tax Efficient Annuity Benefit Payout Option

Your Tax Efficient Annuity Payments will terminate on the first to occur of the following events:

•	The date we receive your request for a full surrender of your Annuity at our Service Office in Good Order;

•	The date your Account Value equals zero;

•	The date your selected payment period ends; and

•
The date we receive Due Proof of the Owner’s (Annuitant’s) Death and notification in Good Order from the beneficiaries/payees electing to receive the Death Benefit in a single sum rather than continuing to receive income payments.

TAX EFFICIENT ANNUITY BENEFIT PAYOUT OPTION

This option is only available: (a) at the time your Annuity is issued; (b) for non-qualified annuities; (c) if you have not elected any optional living benefit; and (d) if your application signed date is on or after November 23, 2015.

If you purchased your Annuity prior to November 23, 2015, the Tax Efficient Annuity Benefit Payout Option is not available with your Annuity. You should disregard this section and all references to “Tax Efficient Annuity Benefit Payout Option” throughout this Prospectus. The Tax Efficient Annuity Benefit Payout Option is available as an alternative to the annuity payout options described in “Annuity Options” earlier in this Prospectus. Under this option, you can: (a) receive variable payments for a certain period of time; (b) take partial withdrawals or fully surrender your contracts; and (c) make transfers among your selected investment options.

The payment amount will be based on your Account Value on the same calculation date each year. Your Tax Efficient Annuity Payments are subject to any applicable CDSC. Please note that since your payment amount is recalculated each year based on your Account Value, your payments will increase or decrease based on the performance of your underlying Sub-accounts.

If you have investment gain in your Annuity, the Tax Efficient Annuity Benefit Payout Option may provide a more tax efficient payment stream of income as compared to taking partial or systematic withdrawals. Under this option, taxable income is spread out over a period of time and each annuity payment is treated as a combination of both investment gain and return of a portion of your cost basis. This is different than withdrawals or systematic withdrawal payments, in which the entire payment you receive is treated as taxable income until all of the investment gain in your Annuity has been paid to you.

Before electing this option, please consult with your Financial Professional and your tax advisor to determine if this option best suits your retirement and income needs. Please also see the “Tax Considerations” section of this Prospectus for additional information on the Tax Efficient Annuity Payout Option.

 Eligibility for the Tax Efficient Annuity Benefit Payout Option

Under the Tax Efficient Annuity Benefit Payout Option, you may elect to receive annuity payments at any time after your Annuity is issued subject to certain restrictions listed below.  The annuity payment is calculated on the Benefit Valuation Date and each subsequent anniversary of the Benefit Valuation Date as described below.

To elect this option, you must meet the following requirements:

8)	Your Annuity is non-qualified;

9)	You submitted an election form for the payout option to us in Good Order;

10)	You meet the age requirements described below;

11)	Based on the payment frequency you choose, your periodic annuity payment amount is equal to, or greater than, $100;

12)	There are no pending Internal Revenue Code Section 1035 exchanges and cost basis information for all 1035 exchanges has been received;

13)	There is investment gain in your Annuity; and

14)	You have not already elected another annuity payout option under your Annuity as described above under “Fixed Annuity Options.”

When completing the election form, you must indicate the payment period, which is the length of time in years for which you elect the annuity payments to be made (i.e., 10 years, 15 years), the frequency of your annuity payments (monthly, quarterly, semiannual or annual basis) and the day of the month on which payments will be made (i.e., 1st, 2nd, 15th) .  Please note that the day of the month that you elect is limited to the 1st through the 28th day.  On and after the Benefit Valuation Date, the payment frequency and day of the month cannot be changed.

At the time of your election, you will need to elect to receive annuity payments on a Single Applicable Life or Joint Applicable Lives basis.  We use the age of the Applicable Life (or Lives) to determine the minimum and maximum payment periods.  The minimum payment period is 10 years and the maximum payment period is 100 years minus the age in years of the Single Applicable Life or the age in years of the younger of the Joint Applicable Lives on the Benefit Valuation Date.  The Single Applicable Life, or both Joint Applicable Lives, must be at least age 59½ but not more than 90 years old on the Benefit Valuation Date.  Please see the table below entitled “Ownership Requirements.”

Ownership Requirements

Ownership	Single Applicable Life	Joint Applicable Lives	Age on Benefit Valuation Date	Maximum Payment Period	Examples
Natural Person/Single Owner	Owner	N/A	At least 59 ½ but not older than age 90	100 years minus the age in years of the Single Applicable Life (Owner) on the Benefit Valuation Date	Age of Owner is 62. 100 years minus 62 is 38. The maximum payment period in this example would be 38 years.
Entity Owned	Annuitant	N/A	At least 59 ½ but not older than age 90	100 years minus the age in years of the Single Applicable Life (Annuitant) on the Benefit Valuation Date	Age of Annuitant is 74. 100 years minus 74 is 26. The maximum payment period in this example would be 26 years.
Jointly Owned	If both Owners consent, one Owner can be the Single Applicable Life	Both Owners	Both Owners must be at least 59 ½ but not older than age 90	100 years minus the age in years of the younger of the Joint Applicable Lives on the Benefit Valuation Date	First Owner is 75 and Joint Owner is 65. 100 years minus 65 is 35. The maximum payment period in this example would be 35 years.

How Does the Tax Efficient Annuity Benefit Payout Option Work?

Once we receive your request in Good Order to begin Tax Efficient Annuity Payments, we will set up your selected payment schedule.  When we receive your request, we will also set up your Benefit Valuation Date, which is 30 days following the date we receive your election request in Good Order.  The Benefit Valuation Date is treated as the Annuity Date.  As of the close of business on the Benefit Valuation Date (or the next Valuation Day, if the Benefit Valuation Date does not fall on a Valuation Day), we will calculate your initial Tax Efficient Annuity Amount.

Example:
•
On March 1st, we receive your request to elect the Tax Efficient Annuity Benefit Payout Option On or before March 1st: (a) we have received all Purchase Payments; (b) we have received all required paperwork; (c) there are no pending 1035 exchanges; (d) cost basis information has been received for all 1035 exchanges; and (e) you have investment gain in your Annuity.

•	You request annuity payments on a monthly basis on the 15th of each month.
•	Your Benefit Valuation Date will be March 31st (30 days following the date we received your request in Good Order).
•	Your Benefit Commencement Date will be April 15th, which will be the date of your first annuity payment.
•	Your next annuity payment will be on May 15th.

As of the close of business on the Benefit Valuation Date (or the next Valuation Day if the Benefit Valuation Date does not fall on a Valuation Day), the restrictions described below will apply.

You may not:
•	Cancel your election to receive Tax Efficient Annuity Payments;
•	Make any additional Purchase Payments to the Annuity. As a result, the DCA MVA Program will no longer be available for new allocations;
•	Change the Owner(s) or Annuitant;
•	Assign the Annuity;
•	Change the frequency at which annuity payments are made, or the day of the month on which Tax Efficient Annuity Payments are made;
•	Skip, cancel, accelerate, defer or modify the amount of any Tax Efficient Annuity Payment;
•	Process an Internal Revenue Code Section 1035 exchange out of the Annuity; or
•	Elect to begin any other form of annuity payments under the Annuity.

Calculation of the Tax Efficient Annuity Payment Amount and Cost Basis

Tax Efficient Annuity Payment Amount

On the Benefit Valuation Date, we will calculate your initial annuity payment.  We do this by dividing your Account Value on the Benefit Valuation Date by the total number of periodic payments in your selected payment period (i.e., if payment frequency is annual, then 10 payments over 10 years; if payment frequency is monthly, then 120 payments over 10 years).  On each anniversary of the Benefit Valuation Date (or the next Valuation Day if the anniversary of the Benefit Valuation Date is not a Valuation Day) we calculate the amount of Tax Efficient Annuity Payments to be made during the next Benefit Year by:

(3)
Determining the number of periodic payments remaining by subtracting the number of periodic payments made in the prior Benefit Year from the number of periodic payments remaining in the payment period as of the prior Benefit Valuation Date anniversary (as of the Benefit Valuation Date, if this calculation is being made on the first anniversary of the Benefit Valuation Date); and

(4)	Dividing your Account Value on the current Benefit Valuation Date anniversary by the remaining number of periodic payments in your payment period.

Example 1 – Initial Annuity Payment

Assume the following
•	You elected to receive annual annuity payments over a 20 year period; and
•	Your Account Value on the Benefit Valuation Date is $100,000.

Your initial Tax Efficient Annuity Payment is $5,000 ($100,000/20 payments)

Example 2 – Subsequent Annuity Payments

Now assume the following:
•	It is the your first Benefit Valuation Date anniversary; and
•	Your Account Value is now $90,000 because it has decreased by (a) $5,000 due to your initial annuity payments; and (b) $5,000 due to performance.

Your Tax Efficient Annuity Payment is $4,736.84 ($90,000/19 payments)

Cost Basis

Initially, we determine the amount of each payment that represents cost basis by dividing the total cost basis on the Benefit Valuation Date by the number of payments in the payment period you select. This allocated cost basis is subtracted from the remaining cost basis at each payment to determine the new remaining cost basis. We repeat this calculation, using the remaining cost basis and current Account Value, for each Tax Efficient Annuity Payment.

Example 3 – Amount of Each Payment Considered Cost Basis

Assume the following as of the Benefit Valuation Date:
•	Your cost basis in the Annuity is $90,000;
•	Your Account Value on the Benefit Valuation Date is $100,000; and
•	Your initial Tax Efficient Annuity Payment is $5,000.

The amount of each payment considered cost basis is $4,500.
•	$90,000 (cost basis) / 20 payments = $4,500

This means that $4,500 of the $5,000 payment is the excludable amount and will not be treated as taxable income.

The following chart illustrates your payments over the first five years, and last two years, of a 20 year period.  It assumes that in year 4 your Account Value has decreased below the total amount of cost basis remaining in the Annuity due to market performance, which results in a total payment that is lower than the amount considered cost basis. As a result, none of the payment received in year 4 would be reported as taxable income.

Payment Period Year	Account Value on TEVD Anniversary	Remaining Years in Payment Period	Total Payments for Annual Payment Period	Amount considered Cost Basis
1	$100,000.00	19	$5,000.00	$4,500.00
2	$90,000.00	18	$4,736.84	$4,500.00
3	$82,500.00	17	$4,583.33	$4,500.00
4	$72,600.00	16	$4,270.59	$4,500.00
5	$78,200.00	15	$4,887.50	$4,500.00
…	…	…	…	…
19	$12,000.00	1	$6,000.00	$4,500.00
20	$8,000.00	0	$8,000.00	$4,500.00

Please note that all tax efficient annuity payments are gross withdrawals and subject to any applicable CDSC.

Impact of Annuity Payments on Account Value

Your Account Value will be reduced on a dollar for dollar basis by each annuity payment you receive. Annuity payments will be deducted pro-rata from your elected Sub-accounts. If you do not have sufficient Account Value in the elected Sub-accounts to process an annuity payment, any remaining Account Value from the elected Sub-accounts will be withdrawn first, and the remainder will be withdrawn from any applicable MVA Options. Please note that if your Account Value is less than or equal to the annuity payment amount on the date a payment is due, we will pay the entire amount of the remaining Account Value and your Annuity will terminate, even if this occurs before the end of your payment period. In addition, if your remaining Account Value is greater than the annuity payment amount on the date the final income payment is due, we will pay the remaining Account Value and your Annuity will terminate.

Impact of Partial Withdrawals

You may take partial withdrawals of your Account Value during the payment period you selected. Partial withdrawals are in addition to any variable annuity payments we make based on your payment frequency and will reduce your Account Value on a dollar for dollar basis. As a result, your future Tax Efficient Annuity Payment amount will be reduced.

If you elect to take a partial withdrawal during your scheduled payment period, a portion of your partial withdrawal amount will be treated as a partial return of your Purchase Payments. The remaining portion of your partial withdrawal amount will be taxed as ordinary income. For further details on the tax treatment of partial withdrawals under the Tax Efficient Annuity Benefit Payout Option, please see the “Tax Considerations” section of this Prospectus.

In addition, partial withdrawals are also subject to any applicable withdrawal charges as explained in the section of this Prospectus entitled “Fees, Charges and Deductions” and are subject to the minimum and maximum withdrawal amounts under your Annuity. This means that a partial withdrawal taken in an Annuity Year that causes cumulative withdrawals in that Annuity Year to exceed the Free Withdrawal Amount will be subject to any applicable CDSC. This CDSC will apply at the time those partial withdrawals cause cumulative withdrawals to exceed the Free Withdrawal Amount in that Annuity Year. Partial withdrawals are also subject to the minimum and maximum withdrawal amounts under your Annuity. Please note that partial withdrawals may result in your Account Value reducing to zero before the end of your payment period. If this occurs, no further annuity payments under your Tax Efficient Annuity Benefit Payout Option will be made to you and the Annuity will terminate.

You may also request to fully surrender your Annuity after the Benefit Valuation Date, subject to any applicable withdrawal charges.  Such surrender request, however, cannot be made under Internal Revenue Code Section 1035.  Additionally, once we process your full surrender request, no further annuity payments will be made to you and your Annuity will terminate.

Example of a Partial Withdrawal under the Tax Efficient Annuity Benefit Payout Option

Assume the following:
▪	On your Benefit Valuation Date, your Account Value is equal to $100,000 and your cost basis is $80,000.

▪	You elected a 20 year period certain on a monthly basis for a total of 240 Tax Efficient Annuity Payments.

▪	On the current Valuation Day, you have already taken 27 payments and your Account Value is $81,000 and your cost basis is $71,000. You have 213 payments left in your period certain (240-27=213).

▪	On the current Valuation Day, you decide to take a partial withdrawal in the amount of $6,000.

▪	The calculation to determine how much of your partial withdrawal would be excludable from taxes is as follows:

o	Cost basis prior to partial withdrawal multiplied by (partial withdrawal/Account Value prior to withdrawal).

o	Using the above hypothetical values, this would be $71,000 multiplied by ($6,000/$81,000) = $5,259.26. As a result, the difference of $740.74 is the taxable amount.

Now assume that after the partial withdrawal, your Account Value is $75,000 and your cost basis is $65,740.
•
Your Tax Efficient Annuity Amount is equal to your current Account Value divided by the number of remaining payments ($75,000/213 (remaining payments) = $352.11 (your new Tax Efficient Annuity Payment Amount).

•
The amount that is considered to be cost basis for the remaining Tax Efficient Annuity Payments is the current cost basis after the partial withdrawal divided by the remaining Tax Efficient Annuity Payments ($65,740 (cost basis)/213 (remaining Tax Efficient Annuity Payments) = $308.64 (the new excludable amount).

Death Benefit After the Benefit Valuation Date

Upon the death of the Owner (the first to die of the joint Owners, or the Annuitant if the Annuity is entity-owned) after the Benefit Valuation Date, the Account Value will remain in the elected Sub-accounts and/or the DCA MVA Options to which it was allocated at the time of death. Upon the Owner’s death, if there are any remaining Tax Efficient Annuity Payments to be paid, we will pay these remaining payments in the order provided below:
•	First, to the surviving joint owner, if any;

•	Second, to the named Beneficiary(ies), if living; or

•	Third, to the estate of the last surviving Owner.

If the payee(s) to whom any remaining Tax Efficient Annuity Payments are payable upon the Owner’s (Annuitant’s) death is also the Beneficiary for the Death Benefit, the Death Benefit feature will remain in effect and the payee(s) may instead elect to receive a single sum payment of the Death Benefit in accordance with the Annuity.  If the payee(s) make this election, then any remaining Tax Efficient Annuity Payments and the Annuity will terminate.  To elect to receive a single sum payment of the Death Benefit, we must receive Due Proof of Death of the Owner (Annuitant) and notification from the applicable payee(s) in Good Order at our Service Office.

Please note that any payments to be made after the Owner’s death will be made at least as rapidly as they were being made at the time of death.

Beneficiary Variable Payout Option to Continue Tax Efficient Annuity Payments

Instead of receiving the Death Benefit under the Annuity in a single payment, a Beneficiary may continue the remaining Tax Efficient Annuity Benefit payments that are remaining to be paid to the Owner of the Annuity under the original payment period he or she selected. The remaining Tax Efficient Annuity Payments under the Beneficiary Variable Payout Option are not subject to CDSC.

In order for the Beneficiary to continue the Tax Efficient Annuity Payments upon death of the Owner, the following requirements apply:

Election and Terms of the Beneficary Variable Payout Option
•	The minimum allocation amount to the Beneficiary Variable Payout Option must at least $15,000.
•	No additional Purchase Payments can be applied to the Beneficiary Variable Payout Option. Multiple death benefits cannot be combined in a single Beneficiary Variable Payout Option.
•
Upon election, the Beneficiary of the Annuity will become the Beneficial Owner of the Beneficiary Variable Payout Option.  We will send each Beneficiary that elects the Beneficiary Variable Payout Option a settlement agreement that describes the terms and conditions of the Beneficiary Variable Payout Option.  Upon the death of the Beneficiary, any remaining Tax Efficient Annuity Payments may be paid to the person(s) named by the Beneficiary (successor), unless the successor chooses to receive a lump sum.

•	The basic Death Benefit of the Annuity remains on the Beneficiary Variable Payout Option.
•
If a Beneficiary under the Annuity elects to apply his or her share of the death benefit proceeds to the Beneficiary Variable Payout Option, we must receive the election in Good Order at least 14 days prior to the first remaining Tax Efficient Annuity Payment.

Account Value of the Beneficiary Variable Payout Option
•
The initial Account Value of the Beneficiary Variable Payout Option will be equal to any Death Benefit (including the optional Return of Adjusted Purchase Payment) that would have been payable to the Beneficiary of the Annuity if the Beneficiary had taken a lump sum distribution.

•
The same investment options available to the Owner of the Annuity at the time of death will be available to the Beneficiary; however, certain investment options may not be available.  If we add, change, remove or do a substitution of an investment option under the Annuity after the Beneficiary begins receiving the remaining Tax Efficient Annuity Payments, the Beneficiary will be subject to the same rights under the Annuity as the Owner had before death.

•
The Beneficiary may request transfers among investment options, subject to the same limitations and restrictions that applied to the Owner. Transfers in excess of 20 per year will incur a $10 transfer fee.

Charges Applicable to the Beneficiary Variable Payout Option
•
Beginning on the date we receive an election by the Beneficiary to continue the Tax Efficient Annuity Payments, the Beneficiary will incur an annual maintenance fee equal to the lesser of $50 or 2% of Account Value. The fee will only apply if the Account Value is less than $50,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.

•	The Account Value Based Insurance Charge will continue to be assessed daily at an annual rate of 0.85%.
•
The Premium Based Charge, if applicable, will continue to be assessed; however it will only be assessed on the portion of the Charge Basis transferred into the Beneficiary Variable Payout Option as a result of the death of the Owner.

Partial Withdrawals Under the Beneficiary Variable Payout Option

•
The Beneficiary can request a withdrawal of all or a portion of the Account Value of the Beneficiary Variable Payout Option at any time, unless the Beneficiary Variable Payout Option was the death benefit payout predetermined by the Owner and the Owner restricted the Beneficiary's withdrawal rights.

•	If the Beneficiary takes a partial withdrawal while remaining Tax Efficient Annuity Payments are scheduled to be paid, the following applies:
o	any applicable MVA will be assessed;
o	the partial withdrawal amount must be $100 or greater;
o	the Account Valueof the Beneficiary Variable Payout Option once the partial withdrawal amount is processed cannot fall below $2,000;
o	the partial withdrawal will reduce the Account Value on a dollar for dollar basis;
o	it may result in reduced remaining Tax Efficient Annuity Payments in the current year and subsequent years;
o	it may result in a reduced exclusionary amount in the current year and in subsequent years;
o	it will result in a recalculation of the tax-free amount based on the reduced cost basis in the Beneficiary Variable Payout Option;
o	it may result in the Account Value reducing to zero before the end of the payment period originally selected by the Owner, resulting in termination of the Beneficiary Variable Payout Option; and
o	it will result in a recalculation of the remaining Tax Efficient Annuity Payments, based on the reduced Account Value as a result of the partial withdrawal.

•
Please note that remaining Tax Efficient Annuity Payments under this option are not guaranteed and could terminate before the payment period ends due to fluctuations in market performance, partial withdrawals or a combination of both.

•
In addition, we may pay compensation to the broker-dealer of record on the Annuity based on amounts held in the Beneficiary Variable Payout Option.  Please contact us for additional information on the availability, restrictions and limitations that will apply to a Beneficiary under the Beneficiary Variable Payout Option.

Termination of the Tax Efficient Annuity Benefit Payout Option

Your Tax Efficient Annuity Payments will terminate on the first to occur of the following events:

•	The date we receive your request for a full surrender of your Annuity at our Service Office in Good Order;

•	The date your Account Value equals zero;

•	The date your selected payment period ends; and

•
The date we receive Due Proof of the Owner’s (Annuitant’s) Death and notification in Good Order from the beneficiaries/payees electing to receive the Death Benefit in a single sum rather than continuing to receive income payments.

OPTIONAL LIVING BENEFITS

Overview

Pruco Life offers different optional living benefits, for an additional charge, that can provide retirement income protection for Owners while they are alive.  Notwithstanding the additional protection provided under the optional living benefits, the additional cost has the impact of reducing net performance of the Investment Options. Each optional living benefit offers a  type of guarantee, regardless of the performance of the Sub-accounts, that may be appropriate for you depending on the manner in which you intend to make use of your Annuity while you are alive. If you elect an optional living benefit, you will not be able to elect the Tax Efficient Annuity Payment Benefit Option. We reserve the right to cease offering any of these optional living benefits for new elections at any time. If we decide to stop offering optional living benefits in connection with the Annuity, we will first amend this prospectus.

The Highest Daily Lifetime Income v3.0 benefits are “Guaranteed Lifetime Withdrawal Benefits.” These benefits are designed for someone who wants a guaranteed lifetime income stream through withdrawals over time, rather than by annuitizing. Please note that there is a Latest Annuity Date under your Annuity, by which date annuity payments must commence even if you are taking withdrawals under an optional living benefit.

We currently offer the Highest Daily Lifetime Income v3.0 benefits listed below (collectively “Highest Daily v3.0 Benefits”).

Benefit	Description
Highest Daily Lifetime Income v3.0	Provides a guaranteed lifetime income stream through withdrawals during the life of the Annuitant.
Spousal Highest Daily Lifetime Income v3.0	Provides a guaranteed lifetime income stream through withdrawals during the lives of the Annuitant and his or her spouse.

Please see the benefit descriptions that follow for a complete explanation of the terms, conditions and limitations of each optional living benefit.

To make this Prospectus easier to read, we sometimes use different labels than are used in the Annuity. This is illustrated below. Although we use different labels, they have the same meaning in this prospectus as in the Annuity. You should also note that the label “Investment Options” as used in the Annuity includes the Secure Value Account; however, as used in this prospectus “Investment Options” does not include the Secure Value Account.

Annuity	Prospectus
GA Fixed Account	Secure Value Account
Transfer Account	AST Investment Grade Bond Sub-account (“Bond sub-account”)
Annual Income Percentage	Withdrawal Percentage
Required Investment Options	Permitted Sub-accounts

Electing An Optional Living Benefit for Annuities with applications signed on or after April 27, 2015

You may elect any of the optional living benefits listed above only at the time you purchase the Annuity or within 30 days of the date your Annuity is issued for Annuities with applications signed on or after April 27, 2015. If you do not elect an optional living benefit at the time you purchase the Annuity or within 30 days of the date your Annuity is issued, you may not add one in the future. We reserve the right to waive, change and/or further limit availability and election frequencies in the future. There is no guarantee that any benefit will be available for election at a later date. Also, if you elect an optional living benefit in the future, the Withdrawal Percentages and Roll-Up Rate applicable to your optional living benefit will be those in effect at the time you elect the optional living benefit, which may be different than the Withdrawal Percentages and Roll-Up Rate available at the time your Annuity is issued.

If you elect Highest Daily Lifetime Income v3.0 Benefit and later terminate it, you may be able to re-elect it, subject to our current rules and availability. See “Termination of Existing Optional Living Benefit and Election of a New Optional Living Benefit” for information pertaining to elections, termination and re-election of optional living benefits.

For Annuities that have one of the Highest Daily Lifetime Income v3.0 optional living benefits, we currently limit additional Purchase Payments made after the benefit has been in effect for one year (the “benefit anniversary”) to $50,000 each benefit year. The benefit year begins on the date you elect an optional living benefit (which must be at the time of application or within 30 days of the date your Annuity is issued) and continues through and includes the day immediately preceding the first anniversary of the date you elected or re-elected the optional living benefit. Subsequent benefit years begin on the anniversary of the date you elected or re-elected an optional living benefit and continue through and include the day immediately preceding the next anniversary of the date you elected or re-elected the benefit.

Notwithstanding the $50,000 limit discussed above, we may further limit, suspend or reject any additional Purchase Payments at any time, but would do so only on a non-discriminatory basis. Circumstances where we may limit, restrict, suspend or reject additional Purchase Payments include, but are not limited to, the following:
▪
if we determine that, as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion (among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s));

▪	if we are not then offering this benefit for new issues; or
▪	if we are offering a modified version of this benefit for new issues.

If we further exercise our right to suspend, reject and/or place limitations on the acceptance of additional Purchase Payments, you may no longer be able to fund the Highest Daily Lifetime Income v3.0 optional living benefit that you elected to the level you originally intended. This means that you may no longer be able to increase the values associated with your Highest Daily Lifetime Income v3.0 optional living benefit through additional Purchase Payments. This would also impact your ability to make annual contributions to certain qualified Annuities.

When you purchase this Annuity and determine the amount of your initial Purchase Payment, you should consider the fact that we may suspend, reject or limit additional Purchase Payments at some point in the future.

If you wish to elect an optional living benefit and you are currently participating in a systematic withdrawal program, amounts withdrawn under the program must be taken on a pro rata basis from your Annuity’s Sub-accounts, the Secure Value Account and the DCA MVA Options (i.e., in direct proportion to the proportion that each such Sub-account and the Secure Value Account bear to your total Account Value) in order for you to be eligible for the benefit. Thus, you may not elect Highest Daily Lifetime Income v3.0 so long as you participate in a systematic withdrawal program in which withdrawals are not taken pro rata.

Prior to a 2013 Supreme Court decision, and consistent with Section 3 of the federal Defense of Marriage Act (“DOMA”), same sex marriages under state law were not recognized as same sex marriages for purposes of federal law. However, in United States v. Windsor, the U.S. Supreme Court struck down Section 3 of DOMA as unconstitutional, thereby recognizing a valid same sex marriage for federal law purposes. On June 26, 2015, the Supreme Court ruled in Obergefell v. Hodges that same-sex couples have a constitutional right to marry, thus requiring all states to allow same-sex marriage. The Windsor and Obergefell decisions mean that the federal and state tax law provisions applicable to an opposite sex spouse will also apply available to a same sex spouse.

Although the Internal Revenue Service (“IRS”) issued guidance on recognition of same sex marriages for federal tax purposes on August 29, 2013, this guidance did not recognize civil unions and registered domestic partnerships as marriages for federal tax purposes. Consequently, if a state does not recognize a civil union or a registered domestic partnership as a marriage, it is not a marriage for federal tax purposes.

Further guidance is expected regarding the impact of the Windsor and Obergefell decisions related to the application of federal and state tax laws.

Please consult with your tax or legal adviser before electing the Spousal Benefit for a domestic partner or civil union partner.

Conditions of Electing An Optional Living Benefit

When you elect an optional living benefit, certain conditions apply. First, you are limited in the Sub-accounts to which you can allocate Account Value. Second, we will allocate a portion of your Account Value to the Secure Value Account. Last, we will apply a predetermined mathematical formula that may make transfers of your Account Value. These conditions are discussed briefly below.

Allocation of Account Value

As a condition of electing an optional living benefit, we limit the Investment Options to which you may allocate your Account Value (the “Permitted Sub-accounts”). If you elect an optional living benefit after your Annuity is issued (which must occur within 30 days of the date your Annuity is issued), we will require you to reallocate Account Value that is currently allocated to Sub-accounts other than the Permitted Sub-accounts to the Permitted Sub-accounts. Please see “Investment Options” earlier in this prospectus for a listing of the Permitted Sub-accounts. We reserve the right to terminate your optional living benefit if you allocate amounts to a Sub-account that is not permitted. Prior to terminating an optional living benefit, we will send you written notice and provide you with an opportunity to reallocate to the Permitted Sub-accounts. If you terminate a previously elected optional living benefit, you will be able to allocate your Account Value to any of the Sub-accounts listed under “Portfolios Available If An Optional Living Benefit Is Not Elected” in “Investment Options” earlier in this prospectus .